THE POWER OF 1



2001 ANNUAL REPORT



THIS ONE 

THIS ONE 

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AND 3,496 OTHER ONES.

AN OVERVIEW OF RECOVERY AUDITING

Businesses with substantial volumes of purchase transactions often find it difficult to detect all payment errors because their transactions involve multiple vendors, numerous discounts and allowances, fluctuating prices as well as complex pricing arrangements. While these businesses process the vast majority of payment transactions correctly, a number of errors do occur. Errors may include, among others, missed or inaccurate discounts, allowances and rebates, vendor pricing errors or duplicate payments. When taken together, these undetected transaction errors can deliver meaningful "lost profits," especially for businesses with relatively narrow profit margins. Some businesses routinely maintain internal audit departments to recover certain payment errors; however, this practice can be outsourced to independent recovery audit firms. Businesses that choose to use a third-party firm can benefit from its specialized knowledge and technologies.

ELECTRONIC DATA

Today, many businesses worldwide communicate with vendors electronically using EDI to exchange inventory and sales data, transmit purchase orders, submit invoices, forward shipping and receiving information, and remit payments. To audit these paperless EDI accounts payable processes effectively, sophisticated technologies and processes are required.

INDUSTRY COMPETITION

The market leader of the domestic and international recovery audit industry for Accounts Payable services is PRG-Schultz, serving clients in over 40 countries. Most competitors are smaller companies that typically possess neither multi-country service capabilities nor the sophisticated technology required to provide comprehensive recovery audit services.

PRG-SCHULTZ SERVICE OFFERINGS

Broad-scope audit services provided to retail and wholesale clients are currently the company's largest worldwide source of revenues. These services are the most comprehensive, focusing on extensive recovery categories related to both procurement and payment activities. These audits typically entail comprehensive and customized data acquisition aimed at capturing individual, line-item transaction detail.

PRG-Schultz also examines merchandise procurements, and other payments made by businesses such as manufacturers, distributors and healthcare providers which are collectively termed "commercial clients." These audits entail more standardized data acquisition from the client, concentrated primarily at the invoice level of detail, with recoveries related most often to payment activities.

PRG-Schultz believes that significant growth opportunity exists in applying both of these models according to our specific client's opportunity profile, where industry type is only *one* of many factors to be evaluated when establishing the appropriate scope of services.

THE PRG-SCHULTZ DIFFERENCE

We believe there is no other firm in the recovery audit industry that has the talent, knowledge-based practices or extensive technology of PRG-Schultz. Additionally, our advantage is the speed and accuracy with which we are able to analyze volumes of payables and procurement data in line-item detail, identify errors, and recover funds for our clients. Our proprietary and state-of-the-art technology and methodologies are the core of this unique competency. Advanced auditing programs and immense databases of information empower us to audit data more broadly, deeply and swiftly than any other recovery audit firm in the world.

PRG-SCHULTZ: INDUSTRY LEADER, INDUSTRY INNOVATOR

Headquartered in Atlanta, PRG-Schultz International, Inc. (PRG-Schultz) is the world's leading provider of recovery audit services. PRG-Schultz employs approximately 3,500 employees, providing clients in over 40 countries with insightful value to optimize and expertly manage their business transactions. Using proprietary software and expert audit methodologies, PRG-Schultz industry specialists review client invoices, purchase orders, receiving documents, databases, and correspondence files to recover lost profits due to overpayments or under-deductions. PRG-Schultz is retained on a pay-for-performance basis, receiving a percentage of each dollar recovered.

A BRIEF HISTORY

The recovery audit business began as a cottage industry in the early 1970s when Howard Schultz discovered that many retailers were losing money by not taking advantage of allowances, price concessions, rebates, and other incentives provided by vendors. He began manually auditing masses of paper invoices to uncover inconsistencies and lost revenues. Soon, many financial executives and former accounts payable managers joined with him, and an industry was born.

The advent of Electronic Data Interchange (EDI) in the 1980s sparked an evolution in the industry. As companies began to order from suppliers via computers, auditors began enlisting specialized software programs to analyze invoices and other procurement data for errors, overpayments, and under-deductions.

In 1990, John Cook and Jack Toma founded The Profit Recovery Group International, Inc. (PRG) with the goal of delivering more valuable service to clients by combining auditing expertise with technology solutions. The company began investing strategically in technology hardware and software, and quickly grew into an international industry leader.

Today, the industry faces more evolutionary change. Rapidly evolving procurement technologies, corporate consolidation, globalization, exponential increase in the variety, size and speed of electronic transactions, and a dynamic buying environment (defined by fluctuating prices, multiple vendors, myriad tax arrangements and pricing options) are challenging realities. Only the most technologically-advanced recovery audit firms can effectively succeed for clients in this environment.

In response to these market changes, Howard Schultz & Associates International, Inc. (HS&A) and PRG agreed in 2001 to combine their organizations to form PRG-Schultz. The combination reflects the consolidation and globalization trends in the industries served by the firm. The resulting organization provides the scale and strength to lead the evolution and innovation of the industry, with the critical mass to enhance competitive advantages in technology, professionals, data, and best practices.

CONTENTS

BUSINESS DESCRIPTION

PRG-Schultz International, Inc. is the largest and only publicly-traded recovery audit firm. PRG-Schultz helps clients in more than 40 countries around the world recover profits and provides them with insightful value to optimize and expertly manage their business transactions. The company's shares trade on the Nasdaq Stock Market under the symbol "PRGX."

PRG-SCHULTZ CONSOLIDATED FINANCIAL HIGHLIGHTS

In thousands, except per share amounts

Year ended December 31	**2001**	**2000**
Revenues	$259,264	$255,110
Operating income	15,907	15,245
Earnings from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting change	6,119	5,586
Weighted-average common and dilutive shares outstanding	48,733	49,809
Diluted earnings per share from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting change	$ 0.12	$ 0.11
At Year-End		
Cash and cash equivalents	28,488	16,127
Working capital	93,971	208,308
Total assets	341,459	454,924
Long-term bank debt, excluding current installments	–	153,361
Convertible notes, net of unamortized discount	121,166	–
Total shareholders' equity	168,095	247,529

THE VERY STRENGTHS OF PRG-SCHULTZ RESIDE IN





THE POWER OF



THE VERY STRENGTHS OF PRG-SCHULTZ RESIDE IN THE POWER OF ONE. EVERY ONE OF OUR 3,500 EMPLOYEES. EVERY ONE OF OUR PROPRIETARY TECHNOLOGIES. EVERY ONE OF OUR PROVEN AUDIT METHODOLOGIES. EACH IS PUT TO UNIQUE AND POWERFUL USE FOR ONE COMPANY. AN ORGANIZATION THAT RANKS NUMBER ONE IN ITS INDUSTRY. THE POWER OF ONE, IN ALL ITS MEANINGS, HAS A SPECIAL SIGNIFICANCE FOR PRG-SCHULTZ. TAKE A LOOK.

LETTER TO SHAREHOLDERS

President & Chief Executive Officer
John M. Cook

ON JANUARY 24, 2002, THE WORLD'S
TWO LARGEST RECOVERY AUDIT FIRMS,
THE PROFIT RECOVERY GROUP (PRG) AND
HOWARD SCHULTZ & ASSOCIATES (HS&A),
COMBINED TO FORM PRG-SCHULTZ



THE POWER OF ONE NEW COMPANY.
ONE FOCUSED STRATEGY.
ONE SHARED VISION.

At PRG-Schultz, our future success will be driven by our focus on a single intention: to be the *definitive* industry leader, the only provider with the scale and scope to lead in quality service and innovation. As one company, we will redefine the recovery audit industry by combining the best of the best – in talent, technologies, and practices – to maximize our audit effectiveness for the benefit of our existing and potential clients, and to enhance long-term value for our shareholders.

2001: A YEAR OF POSITIONING FOR THE FUTURE

In early 2001, PRG undertook a strategic realignment initiative designed to enhance its financial position and to clarify its investment and operating strategy by focusing on its core Accounts Payable business. In 2001, PRG successfully:

- Divested two noncore businesses. In 2001, PRG completed the sale of the Logistics Management Services business and the French Taxation Services business.
- Achieved cost savings. PRG made meaningful reductions in its corporate overhead in 2001.
- Formalized our Accounts Payable strategic growth initiatives. We began to look at our service delivery model in new ways. For example, our service offering to date has generally been determined according to our clients' industry, with a more in-depth, broad-scope audit of ongoing duration provided to our retail clients and a more standardized, shorter-duration audit provided to commercial clients. What we've learned initially is that significant growth opportunity exists in applying both of these models according to our specific clients' opportunity profiles, where industry type is only one of many factors to be evaluated when establishing the appropriate scope of services.
- Achieved specific financial management initiatives. In 2001, PRG paid off its bank credit facility with proceeds from both the sale of businesses and the successful completion of a $125 million convertible debt offering. In addition, at year-end, PRG successfully secured a new bank credit facility better suited to meet our needs as we enter 2002 as a combined company.

Following PRG and HS&A's announcement to combine forces in July 2001, we approached our integration planning with a unique respect for the massive efforts required to combine our companies and an understanding of the critical role that substantial cost reductions play in the success of a merged organization. Multi-disciplinary teams from both firms worked alongside outside experts to identify duplicate facilities, redundant positions, and other areas for efficiencies. Our approach throughout has been to construct a "zero-based" cost structure to maximize the long-term growth potential of our combined company's revenue and earnings base. We have successfully identified this steady-state cost structure and developed a methodical and time-sequenced series of work plans to achieve it, while retaining the best of talent, the most advanced technologies, and our proven practices. Our resulting organization has the strength, the stamina, and the strategy to meet current and future market, client, and technology demands, and it is poised to deliver long-term value to our shareholders.

POISED ON THE EDGE OF A NEW ERA

Over the years, Howard Schultz and I have seen many changes in the recovery audit industry. Most recently, we've observed the increase in corporate consolidations, the growing dynamics of procurement technologies, and the proliferation of the complexity, speed, and volume of business transactions. As separate organizations, the requirements for significant investments in technologies and people were daunting. Together, as a combined organization, we expect to successfully leverage our critical mass to benefit from our considerable complementary strengths and to realize significant operating synergies.

As a single enterprise, several market factors will drive our growth:

- Continuing migration to electronic data formats and the growing volume of business transactions improves the quality and quantity of the data we are able to review, enabling us to increase recoveries for our clients.
- Development of complex and dynamic purchasing markets creates greater price volatility and multiple sourcing options and evolves vendor relationships, demanding the higher levels of investment and expertise that only PRG-Schultz can provide as an outsourced solution.
- New procurement technologies involving the Internet create a natural extension of our core business and electronic audit practices, affording greater efficiencies in service delivery to our existing client base and creating future opportunities to provide services to certain markets traditionally not served, such as small- and mid-size businesses.
- Global expansion of our clients presents an opportunity for PRG-Schultz to leverage our worldwide presence – our people support our clients as they expand their business to new geographic markets. We are particularly excited about the opportunities in the international arena.

We intend to fully capitalize on the opportunity these market forces present, leading the industry's evolution and innovation. Our decisions and actions will establish the criteria and credentials for success in the recovery audit business for years to come. PRG-Schultz will deliver the most comprehensive recovery audit services available in the world, truly redefining our industry.

OUR FRAMEWORK FOR GROWTH AND PROFIT

Guiding our progress toward our destination are our key strategic growth initiatives. To realize the full potential of our opportunity, we must:

- Employ client-centered business approaches, such as aligning service levels to client needs, to drive profitable growth in both new and existing clients,
- Maximize audit effectiveness by deploying best practices and focused business analysis across the organization,
- Increase investment in our highest-potential global markets, and
- Focus technology development to enable the most effective and profitable service delivery.

I am convinced that the talent, tools, and technology we've amassed under our new organization will support these initiatives, providing enhanced value to our shareholders, our clients, and our company.

NEW TEAMS, NEW TACTICS, NEW TECHNOLOGIES

We have identified and are undertaking several specific plans of action to ensure our long-term success and provide critical support for our key strategic growth initiatives:

The formation and execution of Client Development Teams are instrumental drivers to the growth of our audit base. These teams, consisting of cross-functional managers from throughout the organization, are responsible for understanding client needs while configuring the appropriate service model to meet their expectations.

Maximizing recoveries for our clients will be key to our growth. Improving access to data and expanding the scope of our audits are vehicles to achieve this. Each PRG-Schultz associate plays a key role in the success of capturing the full potential of our audits. Our Information Technology professionals endeavor to process and deliver data to our audit teams accurately and completely each and every time. Our auditors apply their combined expertise to review and capture the recovery opportunities. Our Audit Development and Strategic Analysis Group designs and applies the proven practices and audit approaches that truly maximize audit effectiveness, and our Client Development Teams work with our clients to expand audit scopes and increase access to data.

Improved access to data and the expansion of audit scope present a significant opportunity for PRG-Schultz. Within our retail client base, to which we have historically provided a more in-depth service in terms of audit scope, we've estimated that a significant percentage of the audits we perform currently have data and/or scope restrictions. Working with our clients to reduce or eliminate these restrictions can significantly increase the recoveries we find for them. In serving clients in industries outside of retailing, broadening the scope of audits where it makes sense is not only key to organic growth, it is a step toward differentiating PRG-Schultz from our competitors in this segment.

In addition to our core Accounts Payable recovery audit services, PRG-Schultz's unique capabilities in Specialty Services such as Direct Store Delivery (DSD), Vendor Compliance, Media, and Imaging will further differentiate us from our competitors and allow us to build stronger relationships with clients and their vendor community. Leveraging our combined Specialty Services is another area that will allow us to continue to grow our business. For example, our proprietary document imaging technology is allowing us to create line-item detail from paper files and then electronically audit the information – an important and welcome service for companies that still depend heavily on paper.

All of these efforts form the foundation for what will be the future of the recovery audit industry: the evolution of the service model. The objective is to respond to expanding client needs to maximize the capture of recoverable dollars, conduct audits closer to the time of transaction, add value to our clients' recovery auditing services experience, and deliver enhanced profits for and efficiencies to PRG-Schultz.

THE BEST IS AHEAD

We are entering an exciting era in the recovery audit industry. Our company is energized. Our focus is steadfast. And our determination to capitalize on the market opportunities we've identified, to deliver expanded services to our clients, to provide greater wealth to our shareholders, and to supply even stronger tools and information to our associates is unwavering. To each and every shareholder, client, and employee: we appreciate and value your support and your confidence in PRG-Schultz.

Here's to the revolutionary Power of One.



John M. Cook
Chief Executive Officer
April 12, 2002

A LETTER FROM HOWARD SCHULTZ

Chairman of the Board



I am quite proud of the organization we have established as PRG-Schultz. The recovery audit business has changed dramatically over the years – from paper-driven audits to technology-enabled analyses of EDI and Internet files – and I agree that we are on the edge of a new era in client and service development.

As a combined business, we are able to pool our best practices, consolidate our research and development efforts, and leverage our unique areas of specialization to better serve existing and new clients. PRG-Schultz represents the best in audit methodologies, sophisticated technologies and, perhaps most importantly, the best in human talent. Together, we will redefine the industry I founded only 30 years ago.

We have hand-selected the most talented associates in our industry to make our vision a reality. Our people truly represent the best and the brightest, and our newly combined management team is firmly committed to provide the tools and resources our people need to over-deliver on our clients' expectations, maximize their own personal potential, and drive for the results that will ensure the longevity of our company.

Over the past year, I've had the pleasure of getting to know John Cook quite well. John and I share more than just a business vision – we share personal values of charity, family, and business integrity. It is my pleasure to continue to be involved in the strategic planning of our business, while I hold steadfast confidence in the ability of John and the PRG-Schultz management team to drive the future success of our organization.

To our shareholders, we aim to increase the value of your investment in PRG-Schultz. To our associates, your professional development and success are critical to the prosperity of our new company, and we vow to provide you with the tools and resources you need to reach your greatest potential. To our clients, we pledge even greater capabilities in delivering quality audit services.

I am very excited about the future of our business. Not only is this a special moment in my personal business career, as I've spent the better part of my life in this business, it's also a defining moment for our entire organization. Together, we're building a company that is truly unlike anything anyone has ever seen before.

Sincerely,

Howard Schultz

Howard Schultz
Chairman
April 12, 2002

QUESTIONS AND ANSWERS WITH PRG-SCHULTZ MANAGEMENT



JOHN COOK

President/
Chief Executive Officer



HOWARD SCHULTZ

Chairman



JACK TOMA

Vice Chairman



GENE ELLIS

Executive Vice President/
Chief Financial Officer



MARK PERLBERG

Executive Vice President/
Chief Operating Officer

WHAT ARE THE STRATEGIC BENEFITS OF THE PRG AND HS&A COMBINATION?

SCHULTZ We are simply stronger together than we could be apart. By pooling our best practices, consolidating our research and development efforts, and leveraging our unique areas of specialization, we are creating not only a bigger and better company, but one with unique advantages to serve the world's businesses.

COOK The resources that Howard and I have always invested in, exceptional people and leading-edge technology, are now combined into one global organization. Without question, we are now able to deliver the most comprehensive recovery audit services in the industry and directly address the new audit environment.

ELLIS With "mirror" organizations, the financial synergies we expect to realize as a result of the merger will be substantial and relate primarily to the elimination of duplicate functions and the centralization of IT processing and facilities. Our long-term financial goals for the combined organization include revenue growth in Accounts Payable services on a blended basis of 15 percent per year, earnings growth of 20 percent per year, and EBITDA margins of 20 percent of revenues or higher.

HOW DO ECONOMIC CYCLES IMPACT THE RECOVERY AUDIT INDUSTRY?

COOK It's an interesting phenomenon. On the one hand, when the economy is down and purchasing patterns are dramatically altered, as we saw in late 2001, it can be more difficult for clients to realize the economic benefit of our findings. This is because it becomes more difficult for us to convert claims into revenues, since our clients' current payments for purchases provide the mechanism for recovering the claims we find from their prior purchases. On the other hand, it's also a time when our clients are looking to further enhance their own profitability and the appetite for recovery audit services can increase. That's when they turn to PRG-Schultz, where a more comprehensive delivery of service is possible. As the economy recovers, so does the buying intensity of our clients. That in turn stimulates further possibilities for recovery auditing.

CAN YOU TELL ME MORE ABOUT YOUR KEY GROWTH INITIATIVES OVER THE NEXT FEW YEARS?

PERLBERG As John stated in his letter, we are focused on employing client-centered business approaches, such as aligning service levels to individual client needs to drive profitable growth in both new and existing clients, maximizing audit effectiveness by deploying best practices and focused business analysis across the organization, increasing the investment in our highest-potential global markets, and focusing technology developments to enable the most effective and profitable service delivery. We believe these critical steps will help solidify our competitive advantages in the marketplace, enable our clients' businesses to truly thrive, and secure our position as the world's leading recovery audit service provider.



WHAT STEPS HAVE YOU TAKEN TO FACILITATE SUCCESSFUL INTEGRATION OF YOUR TWO COMPANIES?

TOMA We were adamant that we drive the integration process from the moment we announced the transaction in July 2001, so that we could begin immediately as one unified company following the close of the transaction. To that end, cross-functional teams from both companies worked for over seven months to identify and resolve decisions concerning staff, technologies, locations, and audit methodologies. That hard work, invested early on, paid off. On January 24, 2002, associates of PRG-Schultz were ready to go to work as a combined organization, taking full advantage of the Power of One.

ELLIS We also undertook several initiatives in terms of financial management in 2001 that will help position us for success as a combined company in 2002 and beyond. PRG paid off its existing bank credit facility with proceeds from both the sale of businesses and the successful completion of a $125 million convertible debt offering. In addition, at year-end, PRG successfully secured a new bank credit facility better suited to meet the company's needs as it entered into 2002 as a combined company.

WHAT ARE "OTHER ANCILLARY SERVICES"?

COOK In early 2001, we made a strategic decision to renew our company's focus on what we do best: Accounts Payable recovery audit services. This plan involved divesting some noncore businesses, specifically Meridian VAT Reclaim and the Communications, Logistics, and Ship & Debit businesses. In October 2001, we sold the Logistics division. In addition, we sold our French Taxation Services business in December 2001.

Current negative market conditions have not been conducive to selling the remaining businesses which, although not core to the company's strategy are, in our view, all viable businesses. As such, the Board of Directors recently approved a proposal to retain them. Beginning in the first quarter of 2002, the financial results of these businesses are reported as continuing operations in a separate reporting segment called "Other Ancillary Services."




THE POWER OF EVERY **1**









THE POWER OF **1** + **1**



















PRG-SCHULTZ: AN OUTSTANDING COMBINATION

THERE IS NO SINGLE ORGANIZATION IN THE ACCOUNTS PAYABLE RECOVERY AUDIT INDUSTRY THAT HAS THE AUDITING EXPERTISE, SERVICE OFFERINGS, TECHNOLOGY POWER, OR MANAGEMENT ACUMEN OF PRG–SCHULTZ. TOGETHER, WE ARE ONE LEADING ENTITY.

One Pioneer. One Visionary.
With a combined experience in the recovery audit industry of almost 45 years, John Cook and Howard Schultz have been major players in the industry's evolution at every turn. From Howard's pioneer founding of the industry to John's visionary strategy of combining auditing excellence with technological exactness and speed, they have earned respect and trust around the world. Now, with the combination of our two successful international firms, a global powerhouse organization has been created. With John Cook at the helm as CEO and President, and Howard Schultz as Chairman of the Board, the future of PRG–Schultz is in the hands of proven leaders.

What's being added together?
First, add two substantial client bases together – client lists that range from household name corporations to solid business concerns. Clients in retailing, wholesaling, manufacturing, services, and more. Clients in Cleveland, Ohio, and Bangkok, Thailand. Indeed, approximately 30 percent of the Fortune 1000 are now on our client roster, receiving our Accounts Payable recovery audit services. Of the top 100 U.S. retailers, over two-thirds are clients of PRG–Schultz.

Second, combine two solid teams of recovery audit professionals. PRG–Schultz now has almost 3,500 professionals with expertise second to none in the industry.

Third, leverage best practices. Today, our business has the industry's strongest portfolio of recovery audit methodologies. Over the years, both our firms have developed business approaches, systems, processes, guidelines, and solutions for doing our jobs well. Now we are taking the best of the best and putting them to work for PRG–Schultz clients.

Fourth, join IT capabilities. PRG's investment in technology over the years has been significant. Add this to the applications HS&A has developed and the result is auditing speed, accuracy, and power beyond compare.

And fifth, consolidate solid reputations for integrity, honesty, and quality work. Both firms were well-respected entities. Both firms were recognized as first-class organizations. Both firms were hardy competitors. Together, our business values and commitment to our industry is a perfect fit.



PRG–SCHULTZ: FIRST-RATE PROFESSIONALS WITH FIRST-RATE RESOURCES

PEOPLE ARE THE FOUNDATION OF OUR BUSINESS. AND AFTER AN EXTENSIVE ASSESSMENT PROCESS, WHICH TRULY BRINGS THE "BEST OF THE BEST" FROM BOTH ORGANIZATIONS, OUR COMBINED TEAM OF HAND-SELECTED PROFESSIONALS REPRESENTS THE GREATEST TALENT IN THE INDUSTRY. CREATING SUPERIOR OPPORTUNITIES FOR OUR HUMAN TALENT WILL BE KEY TO ENSURING SUPERIOR SERVICE FOR OUR CLIENTS, AND SUPERIOR RETURN FOR OUR SHAREHOLDERS.

First-Rate Professionals

PRG–Schultz audit professionals bring a wealth of experience to the table. Former controllers, chief financial officers, accounts payable managers, retail buyers, and procurement managers are among the company's audit professionals. Other professionals from multiple disciplines, including information technology, finance, and sales and marketing join forces with our audit professionals to form Client Development Teams. The goal of these teams is not only to maximize recoveries for our clients, but also to ensure maximum client satisfaction. These teams apply the highest levels of integrity and confidentiality with best practices to provide recommendations for improving existing processes and professional handling of vendor relationships.

First-Rate Resources

A top priority for PRG–Schultz is providing the resources and development opportunities for our people to achieve the highest levels of their own personal potential, while delivering on our clients' expectations. Building a high-performance organization is the responsibility of our Organizational Performance and Development Group – professional facilitators with extensive experience in delivering skills-based and leadership development training. At PRG–Schultz, our professionals' potential for success is extremely high. As a pay-for-performance organization, our compensation is directly aligned with meeting or exceeding our clients' expectations and reaching financial objectives.

THE POWER OF 1 ➜ 2 ➜ 3









PRG-SCHULTZ: PROCEEDING STEP-BY-STEP

THE PRG-SCHULTZ APPROACH TO RECOVERY AUDITING EMPLOYS INFORMATION, BEST PRACTICES, AND SOLID ORGANIZATION. AND WITH OUR TWO COMPANIES JOINING FORCES, WE HAVE BEEN ABLE TO COMBINE COMPLEMENTARY STRENGTHS, TALENTS, AND METHODOLOGIES FROM EACH COMPANY. WE ARE PUTTING TOGETHER POWERFUL TEAMS AND TOOLS THAT GARNER POWERFUL RESULTS.

Step One: Start with Solid Information

Acquiring robust and accurate client data and information up front is critical to our success. Greater recoveries, as well as process improvement recommendations, both for the benefit of delivering an enhanced level of service to our clients, can result only from complete and accurate data.

Step Two: Apply Best Practices

In the recovery audit industry, best practices consist of tools and skills that enable auditors to both streamline audits and make them more vigorous and productive. Best practices include information gleaned from the industries we've served and intelligence that is acquired from our collective past experiences. Many of our auditors were managers and executives in the industries they now serve. And their firsthand knowledge of retailing or the grocery business or manufacturing often provides critical insight into improved audit processes. Knowledge is power.

Step Three: Organize and Deploy

It is not enough, however, to simply possess expertise and best practices. This knowledge must be organized, reviewed, catalogued and easily accessible in order to make it truly useful for our audit professionals. PRG-Schultz's Audit Development and Strategic Analysis Group is charged with leveraging the auditing resources of PRG-Schultz across our entire organization, making smart approaches and proven tools available throughout.

Before an audit even begins, our Client Development Teams work hand-in-hand with our clients to conduct opportunity assessments and to map out the customized audit engagement and process. It is subsequent to these meetings that resources are discussed and assigned in response to the scope, guidelines, and categories of data to be audited. Whether boosting the long-range productivity of a full-scope audit or simply providing a solution to one specific question – steps one, two, and three are integral to PRG-Schultz's auditing expertise.





THE POWER OF **1's and 0's**






PRG-SCHULTZ: PUTTING DIGITAL TO WORK

THE WORLD OF TECHNOLOGY CONTINUES TO RAPIDLY EVOLVE, AND THE VOLUME OF BUSINESS TRANSACTIONS AND THEIR RELATED DATA ELEMENTS PROCESSED CONTINUE TO GROW. OUR CLIENTS ARE CONTINUOUSLY INCREASING THE USE OF TECHNOLOGY TO MANAGE COMPLEX ACCOUNTS PAYABLE SYSTEMS AND REALIZE GREATER OPERATING EFFICIENCIES. OUR DIGITAL ASSETS – OUR PROPRIETARY SOFTWARE, SUPREME INFORMATION CAPACITY, SIGNIFICANT PROCESSING POWER, AND SKILLED PROFESSIONALS – ARE FUNDAMENTAL TO BEST SERVING OUR CLIENTS' NEEDS. OUR SUCCESS IN DEVELOPING THE MOST SOPHISTICATED TECHNOLOGY TOOLS AND MOST POWERFUL DATABASES HAS BEEN, AND WILL CONTINUE TO BE, AN IMPORTANT COMPETITIVE ADVANTAGE OF PRG-SCHULTZ.

The Critical One – A Robust Process

A critical component of our audit engagement methodology involves the acquisition and processing of a wide array of transaction data from our clients, employing an approach aimed at maximizing efficiencies and productivity, while maintaining the highest standards of client confidentiality. Our information technology professionals map this data into standardized and proprietary layouts, delivering it to our auditors who, using proprietary software, sort, filter, and search the data for payment errors.

Reviewing over 20 billion transactions last year alone, we have the industry's most robust data processing capabilities in terms of both data storage and processing power. Our facility in Atlanta, Georgia, is believed to be the largest and most sophisticated facility in our industry, capable of processing incredible volumes of complex data from our clients. This centralized data center is vital to our auditing process.

Assessing One's Investment

Over the years, we have made substantial investments in hardware and software developments. Technology has always been a cornerstone of our progress, and we lead the industry in developing advanced technology and methodologies which enable our skilled auditors to examine transactions in greater line item detail. We intend to continue to employ the necessary capital to keep PRG-Schultz in the prominent position we enjoy today. Our continuous investments have clearly differentiated PRG-Schultz in a manner not easily duplicated by competitors or clients themselves.



THE POWER OF 100X

PRG-SCHULTZ: READY FOR THE MULTIPLYING COMPLEXITY OF TODAY'S PURCHASING ENVIRONMENT

THE GROWING COMPLEXITY AND VOLUME OF BUSINESS TRANSACTIONS AS WELL AS THE DEVELOPMENT OF DYNAMIC BUYING ENVIRONMENTS FEATURING GREATER PRICE VOLATILITY, MULTIPLE SOURCING OPTIONS, AND HIGHER TRANSACTION VOLUMES GIVE RISE TO GREATER POTENTIAL FOR ERROR AND NEW AREAS OF POSSIBLE EXPOSURE FOR COMPANIES IN THEIR PURCHASING ACTIVITIES. AS A RESULT, MORE AND MORE COMPANIES ARE OUTSOURCING TO RECOVERY AUDIT FIRMS WHO HAVE THE EXPERTISE TO TRANSFORM COMPLEXITIES INTO OPPORTUNITIES.

Time for Outsourcing

Although businesses process the vast majority of their payment transactions correctly, for those with very large volumes of such transactions, even a small percentage of errors can result in significant lost profits, potentially in an annual range from several hundred thousand dollars to more than one million dollars per billion dollars of revenues. Many companies perform some selected recovery of payment errors internally. However, the more complex business practices and procurement processes become, the more it makes sense for companies to retain PRG-Schultz, a firm with specialized knowledge and focused technologies. The incremental investment required for companies to develop in-house tools, skills, and technologies to recover lost monies in the increasingly complex environment of conflicting prices, multiple vendors, and rapidly multiplying transactions is often greater than even the largest of businesses can justify.

By outsourcing their recovery audit services, companies can focus on their core competencies, doing what they do best. With outsourcing, businesses can realize cost efficiencies and greater recoveries by depending on an organization whose primary business is recovery auditing, with the breadth of industry and auditing expertise that only PRG-Schultz can provide. Our experience tells us that when companies do the math, most will opt for letting outside specialists do the job.

Multiple Benefits

Speed, larger recoveries and identified cost-saving opportunities result from PRG-Schultz's extensive experience using technology and methodologies to cut through the growing complexities of today's purchasing environment. And the future brings even more possibilities: as clients upgrade their technology and migrate toward more electronic purchasing, they'll replace more of their traditional paper trails with electronic files – data best analyzed by PRG-Schultz's expert auditors, using proven methodologies and proprietary technology.



PRG-SCHULTZ: GLOBAL ENTERPRISES NEED A GLOBAL PARTNER

THE WORLD IS OUR MARKETPLACE. WITH APPROXIMATELY 3,500 EMPLOYEES SERVING CLIENTS IN OVER 40 COUNTRIES, PRG–SCHULTZ HAS A GLOBAL PRESENCE UNMATCHED IN THE INDUSTRY, ENABLING US TO GROW WITH OUR CLIENTS WHO ARE MULTINATIONAL CONCERNS AS WELL AS LOCAL CLIENTS WHOSE SUPPLY CHAINS STRETCH AROUND THE WORLD.

One to Grow On

Our growth potential internationally is sizable as the market for recovery audit services outside of North America and the United Kingdom is hardly penetrated. More than half of the world's top 200 retailers are based outside the United States, yet relatively few of these engage in recovery audit services. In fact, less than 20 percent of these retailers are currently clients of PRG–Schultz. Beyond the retail industry lie even further sources of growth, with expansion to markets outside the United States also progressing rapidly.

The keys to successful and profitable growth internationally include:

- Adopting a focused approach to our investment in the highest potential markets globally,
- Building a solid foundation in our international operations by recruiting and retaining skilled professionals, managing our client relationships, and achieving consistency in service delivery across market regions, and
- Leveraging best practices and facilitating knowledge-transfer across all markets in order to capitalize on unique local market opportunities.

The recovery audit industry, in the United States and abroad, presents vast growth opportunities for PRG–Schultz – opportunities we can profit from as we leverage our Power of One.

INDEX TO 2001 FINANCIAL INFORMATION

Overview

PRG-Schultz International, Inc. and subsidiaries (the "Company") is the leading provider of recovery audit services to large and mid-size businesses having numerous payment transactions with many vendors.

In businesses with large purchase volumes and continuously fluctuating prices, some small percentage of erroneous overpayments to vendors is inevitable. Although these businesses process the vast majority of payment transactions correctly, a small number of errors do occur. In the aggregate, these transaction errors can represent meaningful "lost profits" that can be particularly significant for businesses with relatively narrow profit margins. The Company's trained, experienced industry specialists use sophisticated proprietary technology and advanced recovery techniques and methodologies to identify overpayments to vendors. In addition, these specialists review clients' current practices and processes related to procurement and other expenses in order to identify solutions to manage and reduce expense levels, as well as apply knowledge and expertise of industry best practices to assist clients in improving their business efficiencies.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgements, including those related to revenue recognition and accounts receivable reserves, income taxes, and intangible assets. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company's significant accounting policies are more fully described in Note 1 of Notes to Consolidated Financial Statements. However, certain of the Company's accounting policies are particularly important to the portrayal of its financial position and results of operations, and require the application of significant judgement by management; as a result, they are subject to an inherent degree of uncertainty. Management believes the following critical accounting policies, among others, involve its more significant judgements and estimates used in the preparation of its consolidated financial statements.

- **Revenue Recognition.** The Company recognizes revenue on the invoice basis. Clients are invoiced for a contractually specified percentage of amounts recovered when it has been determined that they have received economic value (generally through credits taken against existing accounts payable due to the involved vendors or refund checks received from those vendors), and when the following criteria are met: (a) persuasive evidence of an arrangement exists; (b) services have been rendered; (c) the fee billed to the client is fixed or determinable; and (d) collectibility is reasonably assured. The determination that each of the aforementioned criteria is met requires the application of significant judgement by management, and a misapplication of this judgement could result in inappropriate recognition of revenue.

- **Accounts Receivable Reserves.** The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability or unwillingness of its clients to make required payments. If the financial condition of the Company's clients were to deteriorate, or their operating climate were to change, resulting in an impairment of either their ability or willingness to make payments, additional allowances may be required.

- **Income Taxes.** The Company records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

- **Goodwill.** As of December 31, 2001, the Company had unamortized goodwill of $160.2 million related to continuing operations, and has, effective January 1, 2002, reclassified to continuing operations an additional amount of unamortized goodwill of approximately $36.6 million associated with Meridian, the Communications Services business, and the Ship & Debit business formerly classified in discontinued operations as of December 31, 2001. Also, the Company will be increasing its goodwill by approximately $200.0 million as a result of the acquisitions of HSA-Texas and affiliates, which were completed on January 24, 2002.

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002. Under the new guidance, the Company will be required to perform a transitional assessment of whether goodwill existing as of January 1, 2002 is impaired. To accomplish this transitional impairment analysis the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company has until June 2002 to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, "Business Combinations" to its carrying amount, both of which would be measured as of January 1, 2002, the date of adoption. This second step is required to be completed as soon as possible, but no later than December 31, 2002, and any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's Consolidated Statement of Operations, thereby reducing earnings. Prospective goodwill impairment testing as of any testing date subsequent to January 24, 2002 will include testing of the approximately $200.0 million of goodwill associated with HSA-Texas and affiliates.

The identification of reporting units, the determination of carrying value of each reporting unit, and the determination of fair value for each reporting unit requires a significant amount of judgement on the part of management. To the extent that management misapplies the judgement surrounding any of the critical factors during the implementation and maintenance of the requirements set forth under SFAS No. 142, the Company's financial results could be materially and adversely affected.

Results of Operations

The following table sets forth the percentage of revenues represented by certain items in the Company's Consolidated Statements of Operations for the periods indicated:

	Years Ended December 31,		
	2001	2000	1999
Statements of Operations Data:			
Revenues	100.0%	100.0%	100.0%
Cost of revenues	54.6	54.6	53.6
Selling, general and administrative expenses	39.3	39.4	32.0
Operating income	6.1	6.0	14.4
Interest (expense), net	(1.9)	(2.1)	(0.9)
Earnings from continuing operations before income taxes, discontinued operations, extraordinary item and cumulative effect of accounting change	4.2	3.9	13.5
Income taxes	1.9	1.7	5.5
Earnings from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting change	2.3	2.2	8.0
Discontinued operations:			
Earnings (loss) from discontinued operations, net of income taxes	(1.3)	(17.5)	3.1
Loss on disposal from discontinued operations including operating results for phase-out period, net of income taxes	(32.7)	–	–
Earnings (loss) from discontinued operations	(34.0)	(17.5)	3.1
Earnings (loss) before extraordinary item and cumulative effect of accounting change	(31.7)	(15.3)	11.1
Extraordinary item, net of income taxes	(0.6)	–	–
Earnings (loss) before cumulative effect of accounting change	(32.3)	(15.3)	11.1
Cumulative effect of accounting change, net of income taxes	–	–	(11.8)
Net loss	(32.3)%	(15.3)%	(0.7)%

2001 Compared to 2000

Revenues. The Company's revenues consist principally of contractual percentages of overpayments recovered for clients. In 2001 and 2000, the Company's revenues from continuing operations were generated entirely from Accounts Payable Services (see Note 14 of Notes to Consolidated Financial Statements).

For the year ended December 31, 2001, revenues from continuing operations were $259.3 million, or 1.6% higher than revenues from continuing operations of $255.1 million achieved in the corresponding period of 2000.

Internationally, revenues from continuing operations from the Company's international operations increased slightly to $61.8 million in 2001, up from $61.0 million in 2000. This growth in international operations was the result of modest growth in Canada due to new clients and an expansion of services to existing clients. This increase was partially offset by a decrease in year-over-year revenues for Europe primarily due to the loss of one significant client.

Domestic revenues from continuing operations increased 1.7% to $197.5 million for the year ended December 31, 2001, up from $194.1 million for the comparable period of 2000. The increase is primarily due to increased revenues related to services provided to retail clients partially offset by decreased revenues related to services provided to commercial clients. Services provided to commercial clients tend to be rotational in nature, with different divisions of a given client often audited in prearranged annual sequences. Accordingly, revenues derived from a given client may change markedly from year to year, depending on factors such as the size and nature of the client division under audit.

Cost of Revenues. Cost of revenues consists principally of commissions paid or payable to the Company's auditors based primarily upon the level of overpayment recoveries, and compensation paid to various types of hourly workers and salaried operational managers. Also included in cost of revenues are other direct costs incurred by these personnel, including rental of non-headquarters offices, travel and entertainment, telephone, utilities, maintenance and supplies, and clerical assistance.

Cost of revenues as a percentage of revenues from continuing operations was 54.6% of revenues for both years ended December 31, 2001 and 2000.

Cost of revenues as a percentage of revenues from international continuing operations increased to 54.0% in the year ended December 31, 2001, up from 51.0% in the comparable period of 2000. This year-over-year increase was the result of increased levels of auditor staffing in the developing areas of Latin America and Asia. These countries added staff in order to penetrate new markets. During the initial period as new markets are entered, audit staff compensation is spread over a relatively small revenue base, which serves to increase the cost of revenues as a percentage of revenues.

Domestically, for the year ended December 31, 2001, cost of revenues as a percentage of revenues from domestic continuing operations improved compared to the same period of the prior year. For the year ended December 31, 2001, domestic cost of revenues as a percentage of revenues from domestic continuing operations was 54.7%, a decrease compared to 55.8% for 2000. This year-over-year decrease was primarily due to one-time charges taken in 2000 for employee advance account reductions due to auditor draws forgiven.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include the expenses of sales and marketing activities, information technology services and the corporate data center, human resources, legal and accounting, administration, accounts receivable reserves, the impact of foreign currency transactions, headquarters-related depreciation of property and equipment, and amortization of intangibles.

Selling, general and administrative expenses as a percentage of revenues from continuing operations were fairly constant compared to the same period of the prior year. For the year ended December 31, 2001, selling, general and administrative expenses were 39.3% of revenues from continuing operations, compared to 39.4% for 2000.

Internationally, selling, general and administrative expenses as a percentage of revenues from the Company's international continuing operations increased to 26.5% in the year ended December 31, 2001, up from 22.5% in 2000, primarily due to increases in accounts receivable reserves, particularly in Europe and Latin America. Additionally, Latin America incurred increased expenses in 2001 as a result of expansion of the commercial operations in Mexico and Brazil.

Domestically, excluding corporate overhead, selling, general and administrative expenses as a percentage of revenues from continuing operations were 24.6% in the year ended December 31, 2001, up from 23.9% during the same period of the prior year. The increase in selling, general and administrative expenses on a year-over-year basis primarily was due to increases in accounts receivable reserves related to the Company's domestic operations, including additional reserves for client bankruptcies, primarily K-Mart, partially offset by a reduction in administrative support costs.

Corporate overhead selling, general and administrative expenses include the expenses of the corporate data center, human resources, legal and accounting, administration, currency translation, headquarters-related depreciation of property and equipment, and amortization of intangibles. Corporate overhead selling, general and administrative expenses as a percentage of revenues from continuing operations was 14.3% in the year ended December 31, 2001, down from 15.8% in the same period of 2000. This decrease is due in part to reduced period costs in 2001 for general expenses such as consulting fees and professional services and severance costs. During 2001, the Company incurred approximately $16.0 million for consulting and professional services, of which approximately $8.0 million was capitalized as part of the acquisitions of HSA-Texas and affiliates, with the remaining $8.0 million being expensed as incurred. Conversely, the Company incurred approximately $10.3 million for consulting and professional services in 2000, all of which was expensed as incurred. Additionally, the Company had a year-over-year decrease in severance costs of approximately $1.7 million. During 2001, the Company continued to incur corporate overhead expenses to support its discontinued operations. Under accounting principles generally accepted in the United States of America, a Company is not allowed to allocate general corporate overhead costs to discontinued operations, with the exception of applicable interest expense.

In connection with acquired businesses, the Company has recorded intangible assets including goodwill and deferred noncompete costs. Amortization of these intangible assets totaled $8.5 million and $8.6 million in 2001 and 2000, respectively. As of January 1, 2002, goodwill and intangible assets with indefinite lives are no longer subject to amortization pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Operating Income. Operating income as a percentage of revenues from continuing operations was 6.1% in 2001, compared to 6.0% in 2000.

Internationally, operating income as a percentage of revenues in the international portion of the Company's operations was 19.5% in the year ended December 31, 2001, down from 26.5% in the year ended December 31, 2000. The decline was driven by the increased cost of revenue, and selling, general and administrative expenses as discussed above.

Domestically, operating income as a percentage of domestic revenues from continuing operations, excluding corporate overhead, increased to 20.7% in 2001, up from 20.3% in 2000, for reasons outlined above.

Interest (Expense), Net. Interest (expense), net for the year ended 2001 was $4.8 million, up from $4.4 million in 2000. Most of the Company's interest expense in 2001 and 2000 pertains to its previously existing $200.0 million senior credit facility with a banking syndicate that was replaced with a new three-year $75.0 million senior credit facility on December 31, 2001. The Company historically made periodic borrowings under the former $200.0 million credit facility, primarily to finance the cash portion of considerations paid for businesses it acquired (see Notes 2 and 11 of Notes to Consolidated Financial Statements). Without these acquisitions, the Company's need for bank borrowings would have been minimal. The year-over-year increase in interest expense was directly attributable to higher outstanding balances due to borrowings under the senior credit facility during the year ended December 31, 2001, and a higher weighted average interest rate on outstanding borrowings year-over-year. Although the external interest rate environment improved in 2001 in comparison to 2000, the Company incurred increased marginal interest charges over the prevailing rates in 2001 versus 2000 due to the tiered pricing structure of the $200.0 million senior credit facility. Specifically, in 2001, the Company's bank covenant ratios deteriorated in relationship to the ratios achieved in 2000. This deterioration in ratios caused the Company to move into a higher interest rate strata within the tiered pricing structure of the $200.0 million senior credit facility.

On November 26, 2001, the Company completed a $95.0 million offering of its 4 3/4% convertible subordinated notes due in 2006. The Company issued an additional $15.0 million of the notes on December 3, 2001, and on December 4, 2001, the initial purchasers of the notes issued on November 26, 2001 purchased an additional $15.0 million of the notes to cover over-allotments, bringing to $125.0 million the aggregate amount issued. The Company received net proceeds from the offering of approximately $121.4 million. The proceeds of the notes were used to pay down the Company's outstanding balance under its senior credit facility. The convertible notes had minimal impact on interest expense during the year ended December 31, 2001 because they were issued late in the year; however, interest expense for the year ending December 31, 2002 related to the convertible notes including amortization of the discount is estimated to be approximately $6.7 million.

Earnings from Continuing Operations Before Income Taxes, Discontinued Operations, Extraordinary Item, and Cumulative Effect of Accounting Change. Earnings from continuing operations before income taxes, discontinued operations, extraordinary item, and cumulative effect of accounting change as a percentage of total revenues were 4.2% in 2001, compared to 3.9% in 2000. The change in earnings from continuing operations before income taxes, discontinued operations, extraordinary item and cumulative effect of accounting change was the result of the factors noted above.

Income Taxes. The provisions for income taxes for 2001 and 2000 consist of federal, state, and foreign income taxes at the Company's effective tax rate, which approximated 44.0% for the years ended December 31, 2001 and 2000. These 44.0% rates were higher than in years prior to 2000 due to the impact of non-deductible items, such as certain goodwill combined with lower levels of earnings.

Earnings (Loss) from Discontinued Operations. In March 2001, the Company formalized a strategic realignment initiative designed to enhance the Company's financial position and clarify its investment and operating strategy by focusing on its core Accounts Payable Services business. Under this strategic realignment initiative, the Company announced its intent to divest the following non-core businesses: Meridian within the former Taxation Services segment, the Logistics Management Services segment, the Communications Services segment, and the Ship & Debit division within the Accounts Payable Services segment. The Company disposed of its Logistics Management Services segment in October 2001. Additionally, in December 2001, the Company disposed of its French Taxation Services business, which until that time had been part of continuing operations (see Note 2 of Notes to Consolidated Financial Statements).

The Company incurred a loss from discontinued operations for the year ended December 31, 2001 of $88.2 million, compared to $44.7 million for 2000. Approximately $78.2 million of the loss for the year ended December 31, 2001 was due to losses on the sales of the French Taxation Services business (which had been part of continuing operations until time of disposal) and the Logistics Management Services segment of approximately $54.0 million and $19.1 million, respectively, as well as the closing of a unit within the Communications Services segment, which resulted in a loss of approximately $5.1 million. Approximately $26.1 million of the loss for the year ended December 31, 2000 was due to the Company's decision to retroactively change its method of accounting for revenue recognition for Meridian and the Ship & Debit business, in consideration of guidance issued by the Securities and Exchange Commission under Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (see Note 2 of Notes to Consolidated Financial Statements).

As required under accounting principles generally accepted in the United States of America, the Company has continually updated its assessment of the estimated gain (loss) on disposal from discontinued operations, including operating results for the phase-out period, net of tax. Due to the negative impact of prevailing economic conditions and other factors on the anticipated collective net proceeds from selling the discontinued operations, the Company concluded as of September 2001, that there would be an estimated net loss of approximately $31.0 million upon disposal of the discontinued operations. The Company recorded this non-cash, after-tax charge during the third quarter of 2001. The $31.0 million after-tax charge is comprised of an adjustment to the net proceeds anticipated to be received upon the sale of the discontinued operations, net losses from discontinued operations for the year ended December 31, 2001, and estimated net earnings (losses) from discontinued operations for the three months ending March 31, 2002. The $31.0 million after-tax charge includes a $19.1 million loss specifically relating to the Logistics Management Services segment which was subsequently sold on October 30, 2001. The $31.0 million after-tax charge also includes a $5.1 million loss specifically relating to the closing of a unit within the Communications Services segment.

The remaining discontinued operations have been for sale since the first quarter of 2001. The Company has concluded that the current negative market conditions are not conducive to receiving terms acceptable to the Company for these businesses. As such, on January 24, 2002, the Company's Board of Directors approved a proposal to retain the Company's three remaining discontinued operations. As a result, beginning January 1, 2002, the financial results of these three businesses, Meridian, the Communications Services business, and the Ship & Debit business will be reclassified as part of the Company's continuing operations.

Extraordinary Item, Net of Income Taxes. During the year ended December 31, 2001, the Company incurred an extraordinary loss of $1.6 million net of tax as a result of the early termination of its $200.0 million senior credit facility on December 31, 2001, which was concurrently replaced by a new three-year $75.0 million senior bank credit facility. The extraordinary loss consisted of the write-off of $2.6 million in unamortized deferred loan costs, net of a tax benefit of $1.0 million.

Weighted-Average Shares Outstanding – Basic. The Company's weighted-average shares outstanding for purposes of calculating basic earnings per share were 48.3 million for the year ended December 31, 2001, down from 48.9 million for the year ended December 31, 2000. This decrease was comprised primarily of outstanding shares repurchased in the open market under the Company's publicly announced share repurchase program in the third quarter of 2000, partially offset by restricted, unregistered shares issued by the Company in April, 2001 in connection with the Groupe AP earnout.

In connection with the acquisitions of HSA-Texas and affiliates, which closed on January 24, 2002, the Company issued 14.8 million unregistered shares of its common stock. These shares will be included in the calculation of the weighted-average shares outstanding, basic and dilutive, in future periods. Additionally, the Company's $125.0 million of convertible notes are convertible into the Company's common stock at a conversion price of $7.74 per share, which is equal to a conversion rate of approximately 129.2 shares per $1,000 principal amount of notes, subject to adjustment. At December 31, 2001, the shares that would be issued on an if-converted basis relative to the convertible notes outstanding were excluded from the calculation of the dilutive shares outstanding as antidilutive. The Company anticipates that these shares (approximately 16.1 million on an if-converted basis) will be dilutive in future periods and therefore will be included in the calculation of diluted weighted-average shares outstanding in future years.

2000 Compared to 1999

Revenues. The Company's revenues consist principally of contractual percentages of overpayments recovered for clients. In 2000 and 1999, the Company's revenues from continuing operations were generated entirely from Accounts Payable Services (see Note 14 of Notes to Consolidated Financial Statements).

Revenues from continuing operations increased 3.5% to $255.1 million in 2000, up from $246.4 million in 1999.

Revenues from the international portion of the Company's operations increased 31.3% to $61.0 million in 2000, up from $46.4 million in 1999. This growth in international operations was driven by new clients and by an expansion of services to existing clients, with the majority of the growth generated in Europe and Latin America.

Domestic revenues from continuing operations decreased 2.9% to $194.1 million in 2000, down from $199.9 million in 1999. This decrease was driven by various factors in 2000, including delays or shifts in certain audit starts due to client-specific factors, certain clients that filed bankruptcy, longer than anticipated time frames for clients to recover overpayments for certain categories of claims, and shortfalls in execution of sales strategies to drive revenue generation.

Cost of Revenues. Cost of revenues as a percentage of revenues from continuing operations increased to 54.6% of revenues in 2000, up from 53.6% of revenues in 1999.

Internationally, cost of revenues as a percentage of international revenues from continuing operations improved to 51.0% in 2000, down from 55.7% in 1999. This year-over-year reduction was primarily driven by improvements in the cost structure of the Company's international operations, most notably in the European and Asian operations.

Domestically, cost of revenues as a percentage of domestic revenues from continuing operations increased to 55.8% in 2000, up from 53.1% in 1999. This increase was principally driven by an increase in cost of revenues both as a percentage of revenues and on an absolute basis in the domestic commercial Accounts Payable Services operations, while revenues during 2000 were lower.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, as a percentage of revenues from continuing operations, increased to 39.4% in 2000, up from 32.0% in 1999. A significant portion of this year-over-year increase was due to nonrecurring charges incurred by the Company during the fourth quarter of 2000 of approximately $6.4 million, consisting of: employee terminations, elimination of duplicate facilities, accounts receivable write-offs, and the write-down of certain property and equipment. In addition, a portion of the year-over-year increase in selling, general and administrative expenses is due to expenditures resulting from the Company's investment in infrastructure to support anticipated future growth, research, and development costs related to the Company's e-Commerce business initiatives, and costs incurred in connection with the Company's branding initiatives.

Internationally, selling, general and administrative expenses as a percentage of revenues from continuing operations decreased slightly to 22.5% in 2000, down from 23.2% in 1999.

Domestically, excluding corporate overhead, selling, general and administrative expenses as a percentage of revenues from continuing operations increased to 23.9% in 2000, up from 20.4% in 1999. This increase is attributable to an increase in overhead support dedicated to the Accounts Payable Services business.

Corporate selling, general and administrative expenses as a percentage of revenues from continuing operations increased to 15.8% in 2000, up from 11.1% in 1999. This increase is attributed to certain nonrecurring charges outlined above.

In August 1999, the Company acquired PRS International, Ltd. ("PRS") in a transaction accounted for as a pooling-of-interests. Costs incurred to combine the operations of PRS with the Company's existing Accounts Payable Services business resulted in a nonrecurring, restructuring charge of $1.1 million to provide for certain employee severance payments and the costs of closing duplicate office facilities.

In connection with acquired businesses, the Company has recorded intangible assets including goodwill and deferred noncompete costs. Amortization of these intangible assets totaled $8.6 million in 2000 and $8.2 million in 1999.

Operating Income. Operating income as a percentage of revenues from continuing operations decreased to 6.0% in 2000, down from 14.4% in 1999. Internationally, operating income as a percentage of revenues from continuing operations from international operations improved to 26.5% in 2000, up from 21.2% in 1999, primarily due to strong revenue growth and a reduction in cost of revenues. Domestically, operating income as a percentage of revenues from continuing operations, excluding corporate overhead, decreased to 20.3% in 2000, down from 26.5% in 1999 for reasons outlined above.

Interest (Expense), Net. Interest (expense), net for 2000 was $5.3 million, up from $2.2 million in 1999. Most of the Company's interest expense pertains to its $200.0 million senior credit facility with a banking syndicate.

Earnings from Continuing Operations Before Income Taxes, Discontinued Operations, Extraordinary Item, and Cumulative Effect of Accounting Change. Earnings from continuing operations before income taxes, discontinued operations, extraordinary item, and cumulative effect of accounting change decreased 70.0% to $10.0 million in 2000, down from $33.3 million in 1999. As a percentage of total revenues, earnings from continuing operations before income taxes, discontinued operations, extraordinary item, and cumulative effect of accounting change were 3.9% in 2000 and 13.5% in 1999.

Income Taxes. The provisions for income taxes for 2000 and 1999 consist of federal, state, and foreign income taxes at the Company's effective tax rate, which approximated 44% in 2000 and 41% in 1999. Effective tax rates for 2000 are higher than 1999 as a partial result of non-deductible losses incurred during 2000 at certain of the Company's international subsidiaries.

Earnings (Loss) from Discontinued Operations. In March 2001, the Company formalized a strategic realignment initiative designed to enhance the Company's financial position and clarify its investment and operating strategy by focusing on its core Accounts Payable Services business. Under this strategic realignment initiative, the Company announced its intent to divest the following non-core businesses: Meridian within the former Taxation Services segment, the Logistics Management Services segment, the Communications Services segment, and the Ship & Debit division within the Accounts Payable Services segment. The Company disposed of its Logistics Management Services segment in October 2001. Additionally, in December 2001, the Company disposed of its French Taxation Services business (see Note 2 of Notes to Consolidated Financial Statements).

Earnings (loss) from discontinued operations decreased by $52.5 million from earnings of $7.8 million in 1999 to a loss of $(44.7) million in 2000. Approximately $26.1 million of this year-over-year decline was due to the Company's decision to retroactively change its method of accounting for revenue recognition for the Meridian and Ship & Debit divisions, in consideration of guidance issued by the Securities and Exchange Commission under Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements ("SAB 101")" (See Note 2 of Notes to Consolidated Financial Statements). Additionally, the Company recognized an after-tax non-recurring goodwill impairment charge of approximately $19.2 million in 2000 to adjust the net book value of the goodwill contained within the Communications and French Taxation Services segments.

The remaining discontinued operations have been for sale since the first quarter of 2001. The Company has concluded that the current negative market conditions are not conducive to receiving terms acceptable to the Company for these businesses. As such, on January 24, 2002, the Company's Board of Directors approved a proposal to retain the Company's three remaining discontinued operations. As a result, beginning January 1, 2002, the financial results of these three businesses, Meridian, the Communications Services business, and the Ship & Debit business will be reclassified as part of the Company's continuing operations.

Weighted-Average Shares Outstanding – Basic. The Company's weighted-average shares outstanding for purposes of calculating basic earnings per share increased to 48.9 million for 2000, up from 47.5 million for 1999. This increase was comprised primarily of (i) restricted, unregistered shares issued by the Company in connection with acquisitions of various companies in 2000 and 1999, (ii) unregistered shares issued by the Company in liquidation of Meridian's shareholder loans in 1999, and reduced by (iii) outstanding shares repurchased in the open market under the Company's publicly announced share repurchase program in 2000 (see Notes 2 and 9 of Notes to Consolidated Financial Statements).

Quarterly Results

The following tables set forth certain unaudited quarterly financial data for each of the Company's last eight quarters. The information has been derived from unaudited Consolidated Financial Statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	2001 Quarter Ended				2000 Quarter Ended			
(In thousands, except per share data)	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Revenues	$57,640	$67,046	$ 61,613	$ 72,965	$ 57,528	$65,038	$67,721	$64,823
Cost of revenues	31,247	35,253	33,541	41,401	31,749	33,837	36,150	37,694
Selling, general and administrative expenses	25,988	25,045	23,488	27,394	22,291	20,564	24,012	33,568
Operating income (loss)	405	6,748	4,584	4,170	3,488	10,637	7,559	(6,439)
Interest (expense), net	(1,321)	(1,080)	(1,499)	(1,080)	(764)	(1,409)	(1,589)	(1,508)
Earnings (loss) from continuing operations before income taxes, discontinued operations, and extraordinary item	(916)	5,668	3,085	3,090	2,724	9,228	5,970	(7,947)
Income tax expense (benefit)	(403)	2,494	1,357	1,360	1,199	4,060	2,627	(3,497)
Earnings (loss) from continuing operations before discontinued operations and extraordinary item	(513)	3,174	1,728	1,730	1,525	5,168	3,343	(4,450)
Discontinued operations:								
Earnings (loss) from discontinued operations	(979)	(464)	140	(1,991)	(25,321)	1,480	1,086	(21,959)
Loss on disposal from discontinued operations	–	–	(31,000)	(53,955)	–	–	–	–
Earnings (loss) from discontinued operations	(979)	(464)	(30,860)	(55,946)	(25,321)	1,480	1,086	(21,959)
Earnings (loss) before extraordinary item	(1,492)	2,710	(29,132)	(54,216)	(23,796)	6,648	4,429	(26,409)
Extraordinary item	–	–	–	(1,581)	–	–	–	–
Net earnings (loss)	$ (1,492)	$ 2,710	$(29,132)	$(55,797)	$(23,796)	$ 6,648	$ 4,429	$(26,409)
Basic earnings (loss) per share:								
Earnings (loss) from continuing operations before discontinued operations and extraordinary item	$ (0.01)	$ 0.07	$ 0.04	$ 0.04	$ 0.03	$ 0.10	$ 0.07	$ (0.10)
Discontinued operations	(0.02)	(0.01)	(0.64)	(1.15)	(0.51)	0.03	0.02	(0.46)
Extraordinary item	–	–	–	(0.04)	–	–	–	–
Net earnings (loss)	$ (0.03)	$ 0.06	$ (0.60)	$ (1.15)	$ (0.48)	$ 0.13	$ 0.09	$ (0.56)
Diluted earnings (loss) per share:								
Earnings (loss) from continuing operations before discontinued operations and extraordinary item	$ (0.01)	$ 0.07	$ 0.04	$ 0.03	$ 0.03	$ 0.10	$ 0.07	$ (0.10)
Discontinued operations	(0.02)	(0.01)	(0.63)	(1.14)	(0.50)	0.03	0.02	(0.46)
Extraordinary item	–	–	–	(0.03)	–	–	–	–
Net earnings (loss)	$ (0.03)	$ 0.06	$ (0.59)	$ (1.14)	$ (0.47)	$ 0.13	$ 0.09	$ (0.56)

The Company has experienced and expects to continue to experience significant seasonality in its business. The Company typically realizes higher revenues and operating income in the last two quarters of its fiscal year. This trend reflects the inherent purchasing and operational cycles of the Company's clients. Should the Company not continue to realize increased revenues in future third and fourth quarter periods, profitability for any affected quarter and the entire year could be materially and adversely affected due to ongoing selling, general and administrative expenses that are largely fixed over the short term.

Liquidity and Capital Resources

Net cash provided by operating activities was $22.9 million, $31.1 million, and $2.9 million during the years ended December 31, 2001, 2000, and 1999, respectively.

Net cash provided by investing activities was $44.8 million during the year ended December 31, 2001, compared to net cash used in investing activities of $48.2 million and $50.9 million during the years ended December 31, 2000 and 1999, respectively. Cash provided by investing activities during the year ended December 31, 2001 related primarily to cash proceeds from the sale of discontinued operations. Cash used in investing activities during the years ended December 31, 2000 and 1999 related primarily to additional purchase price consideration (earnout) paid to the former owners of Loder, Drew & Associates, Inc. (See Note 11 of Notes to Consolidated Financial Statements).

Net cash used in financing activities was $31.1 million during the year ended December 31, 2001. Net cash provided by financing activities was $46.3 million and $86.5 million for the years ended December 31, 2000 and 1999, respectively. The net cash used in financing activities during the year ended December 31, 2001 related primarily to repayment of all outstanding principal balances under the Company's then-existing $200.0 million credit facility (which was terminated and replaced on December 31, 2001) using the net cash proceeds from the issuance of $125.0 million of convertible notes and cash provided by the sales of certain discontinued operations. The net cash provided by financing activities during the year ended December 31, 2000 related primarily to proceeds borrowed under the Company's then-existing $200.0 million credit facility net of treasury share purchases. As discussed in Note 9 of the Notes to Consolidated Financial Statements, the Company completed an underwritten follow-on stock offering in January 1999.

Net cash used in discontinued operations was $24.4 million, $26.6 million, and $44.1 million during the years ended December 31, 2001, 2000, and 1999, respectively. Cash used in discontinued operations for the year ended December 31, 2001 was primarily due to the $7.3 million Groupe AP earnout, increased operational funding provided to Meridian, and cash used to support the discontinued operations marketing process, which was extensive and costly. Cash used in discontinued operations for the year ended December 31, 2000 related primarily to $22.2 million paid for acquisitions within the Communications Services business. For the year ended December 31, 1999, cash used in discontinued operations was primarily due to $6.0 million related to the acquisition of a business unit within Meridian, $17.6 million related to the acquisition of Groupe AP (part of the French Taxation Services business) and $17.3 million related to acquisitions within the Logistics Management Services segment.

On December 31, 2001, the Company retired the then-existing $200.0 million senior bank credit facility and replaced it with a three-year $75.0 million senior bank credit facility. $55.0 million of the facility is syndicated among three banking institutions led by Bank of America, N.A. as agent for the group. The Company continues to work with Bank of America to syndicate the remaining $20.0 million of the credit facility. If syndication cannot be achieved on the remaining $20.0 million based on the terms and conditions of the current agreement, the terms and potentially the aggregate credit capacity of the facility may be modified to complete syndication. This could result in less borrowing availability or other terms less favorable to the Company than those currently available.

Borrowings under the new $75.0 million credit facility are subject to limitations based upon the Company's eligible accounts receivable. The Company is not required to make principal payments under the new $75.0 million senior bank credit facility until its maturity on December 31, 2004, unless the Company violates its debt covenants or unless other stipulated events, as defined in the credit facility agreement, occur, including, but not limited to, the Company's outstanding facility borrowings exceeding the prescribed accounts receivable borrowing base. The credit facility is secured by substantially all assets of the Company and interest on borrowings is tied to either the prime rate or LIBOR at the Company's option. The credit facility requires a fee for committed but unused credit capacity of .50% per annum. The credit facility contains customary covenants, including financial ratios. At December 31, 2001, the Company was in compliance with all such covenants. At February 28, 2002, the Company had approximately $11.0 million of borrowings outstanding under the new $75.0 million senior bank credit facility.

An extraordinary after-tax loss of $1.6 million was incurred as a result of the early termination of the $200.0 million credit facility on December 31, 2001, consisting of the write-off of $2.6 million in unamortized deferred loan costs, net of a tax benefit of $1.0 million.

On November 21, 2001, the Company entered into a Standby Letter of Credit ("Letter of Credit") with Bank of America, N.A. in the face amount of 2.3 million EUR. On December 31, 2001, the Letter of Credit was amended to increase the face amount to 3.0 million EUR. The current rate of the Letter of Credit was 2.75% at December 31, 2001. At February 28, 2002, the Company had no borrowings outstanding under the Letter of Credit.

On November 26, 2001, the Company completed a $95.0 million offering of its 4³/₄% convertible subordinated notes due in 2006. The Company issued an additional $15.0 million of the notes on December 3, 2001, and on December 4, 2001, the initial purchasers of the notes issued on November 26, 2001 purchased an additional $15.0 million of the notes to cover over-allotments, bringing to $125.0 million the aggregate amount issued. The Company received net proceeds from the offering of approximately $121.1 million. The proceeds of the notes were used to pay down the Company's outstanding balance under its then-existing senior credit facility.

The notes are convertible into the Company's common stock at a conversion price of $7.74 per share, which is equal to a conversion rate of 129.1990 shares per $1,000 principal amount of notes, subject to adjustment. The Company may redeem some or all of the notes at any time on or after November 26, 2004, at a redemption price of $1,000 per $1,000 principal amount of notes, plus accrued and unpaid interest, if prior to the redemption date the closing price of the Company's common stock has exceeded $10.836 for at least 20 trading days within a period of 30 consecutive days ending on the trading date before the date of mailing of the optional redemption notice.

On October 30, 2001, the Company consummated the sale of its Logistics Management Services segment to Platinum Equity, a firm specializing in acquiring and operating technology organizations and technology-enabled service companies worldwide. The transaction yielded initial gross sale proceeds, as adjusted, of approximately $9.5 million, with up to an additional $3.0 million payable in the form of a revenue-based royalty over the next four years. This transaction resulted in an estimated loss on the sale of approximately $19.1 million, which is included as part of the $31.0 million after-tax charge recorded by the Company during the third quarter of 2001.

On December 14, 2001, the Company consummated the sale of its French Taxation Services business, as well as certain notes payable due to the Company, to Chequers Capital, a Paris-based private equity firm. The transaction yielded gross sale proceeds of approximately $48.3 million. This transaction resulted in a loss of approximately $54.0 million.

The remaining unsold discontinued operations as of December 31, 2001 (Meridian, the Communications Services business, and the Ship & Debit business) have been for sale since the first quarter of 2001. The Company has concluded that the current negative market conditions are not conducive to receiving terms acceptable to the Company for these businesses. As such, on January 24, 2002, the Company's Board of Directors approved a proposal to retain the Company's three remaining discontinued operations. As a result, beginning January 1, 2002, the financial results of these three businesses, Meridian, the Communications Services business, and the Ship & Debit business will be reclassified as part of the Company's continuing operations.

On January 24, 2002, the Company acquired substantially all the assets and assumed certain liabilities of Howard Schultz & Associates International, Inc. ("HSA-Texas"), substantially all of the outstanding stock of HS&A International Pte Ltd., and all of the outstanding stock of Howard Schultz & Associates (Asia) Limited, Howard Schultz & Associates (Australia), Inc. and Howard Schultz & Associates (Canada), Inc., each an affiliated foreign operating company of HSA-Texas, pursuant to an amended and restated agreement and plan of reorganization by and among PRG-Schultz, HSA-Texas, Howard Schultz, Andrew H. Schultz, and certain trusts dated December 11, 2001 (the "Asset Agreement"), and an amended and restated agreement and plan of reorganization by and among PRG-Schultz, Howard Schultz, Andrew H. Schultz, Andrew H. Schultz Irrevocable Trust, and Leslie Schultz, dated December 11, 2001 (the "Stock Agreement"). HSA-Texas and affiliates are considered industry pioneers in providing recovery audit services and the assets acquired will continue to be used for audit recovery services.

Pursuant to the Asset and Stock Agreements, the consideration paid for the assets of HSA-Texas and affiliates was 14,759,970 unregistered shares of the Company's common stock and the assumption of certain HSA-Texas liabilities, including aggregate net debt of approximately $65.7 million, a portion of which was repaid at closing. In addition, options to purchase approximately 1.1 million shares of the Company's common stock were issued in exchange for outstanding HSA-Texas options. The Company's available domestic cash balances and new $75.0 million senior bank credit facility were used to fund closing costs related to the HSA-Texas acquisitions and to repay certain indebtedness of HSA-Texas.

Through January 31, 2002, the Company acquired 24 recovery audit firms. The Company intends to significantly limit future business acquisitions to those having compelling strategic importance. There can be no assurance, however, that the Company will be successful in consummating further acquisitions due to factors such as receptivity of potential acquisition candidates and valuation issues.

During 2002, the Company expects to incur non-recurring expenses estimated at $28.0 million relating to the integration of HSA-Texas and affiliates. Of the total expenses the Company anticipates incurring, approximately $10.0 million consists of one-time charges related to employee severances and costs associated with the elimination of duplicate facilities and facilities relocations (including a planned relocation of the Company's executive offices). Transition expenses, which represent costs in the process of being eliminated over the course of the year, are estimated at $18.0 million and relate primarily to centralization of information technology functions, employment of duplicate personnel for a transition period, and consultancy services related to integration execution. The Company believes that these additional costs have been appropriately contemplated in its publicly communicated earnings outlook for 2002.

The Company anticipates making capital expenditures of approximately $20.0 million in 2002.

The Company believes that its working capital, availability under its $75.0 million credit facility and cash flow generated from future operations will be sufficient to meet the Company's working capital and capital expenditure requirements through December 31, 2002.

Contractual Obligations and Commercial Commitments

As of December 31, 2001, the Company maintained $121.2 million of convertible subordinated notes, net of unamortized discount of $3.8 million, due in 2006, the payment parameters of which are discussed in Note 5 of Notes to Consolidated Financial Statements.

As of December 31, 2001, the Company maintained a Standby Letter of Credit with Bank of America, N.A. in the face amount of 3.0 million EUR. At February 28, 2002, the Company had no borrowings outstanding under the Letter of Credit and therefore has no repayment obligation.

As of December 31, 2001, the Company maintains a $75.0 million senior bank credit facility. Borrowings under the $75.0 million senior bank credit facility are subject to limitations based upon the Company's eligible accounts receivable. The Company is not required to make principal payments under the $75.0 million senior bank credit facility until its maturity on December 31, 2004, unless the Company violates its debt covenants or unless other stipulated events, as defined in the credit facility agreement, occur including, but not limited to, the Company's outstanding facility borrowings exceeding the prescribed accounts receivable borrowing base. At December 31, 2001, the Company was in compliance with all such covenants. At February 28, 2002, the Company had approximately $11.0 million of borrowings outstanding under the $75.0 million senior credit facility.

In February 2002, the Company entered into a lease to relocate the Company's executive offices. This lease is for approximately 120,000 square feet of office space in Atlanta, Georgia. The new lease expires in 2015 and will require aggregate minimum payments over its term of approximately $38.3 million (averaging approximately $3.2 million per year starting in 2003). In conjunction with the planned relocation, the Company anticipates incurring approximately $5.0 million of additional costs in 2002, the majority of which will be related to remaining payment obligations for unexpired lease commitments with respect to the Company's present Atlanta headquarters. This $5.0 million is included in the $28.0 million of estimated non-recurring expenses that the Company expects to incur in 2002, as more specifically discussed above in Liquidity and Capital Resources.

The Company also maintains numerous operating leases principally in the form of rental properties, the repayment terms of which are discussed in Note 6 of Notes to Consolidated Financial Statements.

New Accounting Standards

In October 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model for impairment or disposal of long-lived assets. The Company is required to adopt the provisions of SFAS No. 144 for 2002. The Company is in the process of determining the impact, if any, of adopting SFAS No. 144.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement will be recognized.

The Company is required to adopt the provisions of SFAS No. 143 for 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the provisions of SFAS No. 143, it is not practicable for management to estimate the impact of adopting this Statement at the date of this report.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all business combinations initiated before June 30, 2001, and completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet in order to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill as well as intangible assets with indefinite useful lives no longer be amortized, but instead these assets must be tested for impairment at least annually in accordance with the guidance set forth in SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

The Company adopted the provisions of SFAS No. 141 in July 2001 and adopted SFAS No. 142 effective January 1, 2002. Furthermore, any goodwill and any intangible assets determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001, will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001, continued to be amortized prior to January 1, 2002.

SFAS No. 141 requires, upon adoption of SFAS No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in prior purchase business combinations and make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Following adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 prior to March 31, 2002. Any impairment loss will be measured as of January 1, 2002, and recognized as the cumulative effect of a change in accounting principle in the quarter ending March 31, 2002.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company has until June 30, 2002, to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than December 31, 2002. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's Consolidated Statement of Operations.

The Company had unamortized goodwill on January 1, 2002, (the date on which the Company adopted SFAS No. 142) of approximately $160.2 million (at exchange rates in effect at December 31, 2001) which will be subject to the transition provisions of SFAS Nos. 141 and 142. Amortization expense related to goodwill was $7.7 million and $7.8 million for the years ended December 31, 2001 and 2000, respectively. Additionally, unamortized goodwill related to certain discontinued operations which were reclassified as part of continuing operations effective January 1, 2002, was $36.6 million on that date and will also be subject to the transition provisions of SFAS Nos. 141 and 142. Amortization expense related to goodwill for this group of previously discontinued operations was $1.7 million and $1.4 million for the years ended December 31, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting SFAS Nos. 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company's financial statements at the date of this Annual Report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

The Company completed the largest business combination in its history on January 24, 2002, when it acquired its largest competitor, HSA-Texas and affiliates, in a transaction which resulted in very significant levels of goodwill and other identified intangibles. Since the acquisition was completed subsequent to the initial SFAS 142 impairment testing date of January 1, 2002, the goodwill and other identified intangibles that resulted are not subject to the transitional impairment testing provisions of SFAS No. 142, but will be subjected to ongoing future impairment testing.

Quantitative and Qualitative Disclosures about Market Risk

Derivative Financial Instruments. On August 19, 1999, we acquired Meridian VAT Corporation Limited. Meridian, based in Ireland, specializes in the recovery of value-added taxes. Meridian utilized derivative financial instruments in 2000 and 1999 to hedge against adverse currency fluctuations. Meridian has not utilized derivative financial instruments since the fourth quarter of 2000 and had no derivative financial instruments outstanding at December 31, 2000. None of the Company's operating units other than Meridian have ever utilized derivative financial instruments although future use of these instruments is under consideration.

Foreign Currency Market Risk. Our functional currency is the U.S. dollar although we transact business in various foreign locations and currencies. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates, or weak economic conditions in the foreign markets in which we provide services. Our operating results are exposed to changes in exchange rates between the U.S. dollar and the currencies of the other countries in which we operate. When the U.S. dollar strengthens against other currencies, the value of nonfunctional currency revenues decreases. When the U.S. dollar weakens, the functional currency amount of revenues increases. Overall, we are a net receiver of currencies other than the U.S. dollar and, as such, benefit from a weaker dollar. We are therefore adversely affected by a stronger dollar relative to major currencies worldwide.

Interest Rate Risk. Our interest income and expense are most sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on our cash equivalents as well as interest paid on our debt. At December 31, 2001, we had no long-term variable-rate debt outstanding. At December 31, 2001, we had fixed-rate convertible notes outstanding with a principal amount of $125.0 million which bear interest at 4¾% per annum. A hypothetical 100 basis point change in interest rates during the twelve months ended December 31, 2001, would have resulted in approximately a $1.3 million change in pre-tax income.

The Board of Directors and Shareholders
PRG-Schultz International, Inc.:

We have audited the accompanying Consolidated Balance Sheets of PRG-Schultz International, Inc. and subsidiaries (formerly The Profit Recovery Group International, Inc.) as of December 31, 2001 and 2000, and the related Consolidated Statements of Operations, Shareholders' Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of PRG France, S.A. and subsidiaries, a wholly owned subsidiary, as of December 31, 2000, and for each of the years in the two-year period ended December 31, 2000. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for PRG France, S.A. and subsidiaries is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PRG-Schultz International, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2(b) and 1(d) to the consolidated financial statements, the Company changed its method of revenue recognition in 2000 and 1999, respectively.

KPMG LLP

Atlanta, Georgia
February 22, 2002

Board of Directors and Shareholders of
PRG France, S.A.

We have audited the consolidated balance sheet of PRG France, S.A. and subsidiaries as of December 31, 2000, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG Audit

Any ANTOLA

Paris, France
March 9, 2001

Consolidated STATEMENTS OF OPERATIONS

(In thousands, except per share data)	2001	2000	1999
		Years Ended December 31,	
Revenues	$259,264	$255,110	$246,378
Cost of revenues	141,442	139,430	132,115
Selling, general and administrative expenses (Note 17)	101,915	100,435	78,757
Operating income	15,907	15,245	35,506
Interest (expense), net	(4,980)	(5,270)	(2,234)
Earnings from continuing operations before income taxes, discontinued operations, extraordinary item, and cumulative effect of accounting change	10,927	9,975	33,272
Income taxes (Note 7)	4,808	4,389	13,642
Earnings from continuing operations before discontinued operations, extraordinary item, and cumulative effect of accounting change	6,119	5,586	19,630
Discontinued operations (Note 2):			
Earnings (loss) from discontinued operations, net of income taxes of $(1,732), $(10,217), and $6,424 in 2001, 2000, and 1999, respectively, including cumulative effect of accounting change of $(26,145) in 2000	(3,294)	(44,714)	7,806
Loss on disposal from discontinued operations including operating results for phase-out period, net of income taxes of $(14,528)	(84,955)	–	–
Earnings (loss) from discontinued operations	(88,249)	(44,714)	7,806
Earnings (loss) before extraordinary item and cumulative effect of accounting change	(82,130)	(39,128)	27,436
Extraordinary item, net of income taxes of $(1,021) – (Note 5)	(1,581)	–	–
Earnings (loss) before cumulative effect of accounting change	(83,711)	(39,128)	27,436
Cumulative effect of accounting change (Note 1(d))	–	–	(29,195)
Net loss	$ (83,711)	$ (39,128)	$ (1,759)
Basic earnings (loss) per share (Note 16):			
Earnings from continuing operations before discontinued operations, extraordinary item, and cumulative effect of accounting change	$ 0.13	$ 0.11	$ 0.41
Discontinued operations	(1.83)	(0.91)	0.16
Extraordinary item	(0.03)	–	–
Cumulative effect of accounting change	–	–	(0.61)
Net loss	$ (1.73)	$ (0.80)	$ (0.04)
Diluted earnings (loss) per share (Note 16):			
Earnings from continuing operations before discontinued operations, extraordinary item, and cumulative effect of accounting change	$ 0.12	$ 0.11	$ 0.40
Discontinued operations	(1.81)	(0.90)	0.15
Extraordinary item	(0.03)	–	–
Cumulative effect of accounting change	–	–	(0.59)
Net loss	$ (1.72)	$ (0.79)	$ (0.04)

See accompanying Notes to Consolidated Financial Statements.

(In thousands, except share and per share data)	December 31, 2001	2000
ASSETS (Note 5)		
Current assets:		
Cash and cash equivalents	$ 28,488	$ 16,127
Receivables:		
Contract receivables, less allowance for doubtful accounts of $5,871 in 2001 and $2,782 in 2000	48,374	48,029
Employee advances and miscellaneous receivables, less allowance of $2,796 in 2001 and $1,166 in 2000	4,013	6,192
Total receivables	52,387	54,221
Prepaid expenses and other current assets	2,073	2,117
Deferred income taxes (Note 7)	23,357	10,099
Net assets of discontinued operations (Note 2)	35,840	173,769
Total current assets	142,145	256,333
Property and equipment:		
Computer and other equipment	44,321	47,642
Furniture and fixtures	3,318	3,501
Leasehold improvements	4,524	4,763
	52,163	55,906
Less accumulated depreciation and amortization	31,921	30,546
Property and equipment, net	20,242	25,360
Noncompete agreements, less accumulated amortization of $7,523 in 2001 and $6,707 in 2000	120	937
Deferred loan costs, less accumulated amortization of $-0- in 2001 and $1,341 in 2000	875	1,701
Goodwill, less accumulated amortization of $24,497 in 2001 and $16,812 in 2000	160,248	168,206
Deferred income taxes (Note 7)	9,235	1,785
Other assets	8,594	602
	$341,459	$454,924
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses (Note 4)	$ 21,709	$ 12,950
Accrued business acquisition consideration (Note 2)	–	7,567
Accrued payroll and related expenses	26,465	27,508
Total current liabilities	48,174	48,025
Long-term bank debt (Note 5)	–	153,361
Convertible notes, net of unamortized discount of $3,834 in 2001 (Note 5)	121,166	–
Deferred compensation (Note 8)	4,024	5,615
Other long-term liabilities	–	394
Total liabilities	173,364	207,395
Shareholders' equity (Notes 2, 3, 5, 8, 9, 11, and 12):		
Preferred stock, no par value. Authorized 500,000 shares; no shares issued or outstanding in 2001 and 2000	–	–
Participating preferred stock, no par value. Authorized 500,000 shares; no shares issued or outstanding in 2001 and 2000	–	–
Common stock, no par value; $.001 stated value per share. Authorized 200,000,000 shares; issued 51,206,610 shares in 2001 and 49,912,231 shares in 2000	51	50
Additional paid-in capital	320,126	316,127
Accumulated deficit	(123,746)	(40,035)
Accumulated other comprehensive loss	(6,385)	(5,864)
Treasury stock at cost, 2,435,990 shares in 2001 and 2000	(21,024)	(21,024)
Unearned portion of restricted stock	(927)	(1,725)
Total shareholders' equity	168,095	247,529
Commitments and contingencies (Notes 2, 3, 5, 6, 9 and 10)		
	$341,459	$454,924

See accompanying Notes to Consolidated Financial Statements.

Consolidated STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended December 31, 2001, 2000, and 1999	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss) – Foreign Currency Translation Adjustments	Treasury Stock	Unearned Portion of Restricted Stock	Comprehensive Income (Loss)	Total Shareholders' Equity
(in thousands)									
Balance at December 31, 1998	42,248	$42	$143,157	$ 3,231	$(2,602)	$ –	$ –	$ –	$143,828
Reclassification of S Corporation earnings of PRS	–	–	1,766	(1,766)	–	–	–	–	–
Comprehensive loss:									
Net loss	–	–	–	(1,759)	–	–	–	(1,759)	(1,759)
Other comprehensive loss – foreign currency translation adjustments:									
Continuing operations	–	–	–	–	(4,025)	–	–	(4,025)	(4,025)
Discontinued operations	–	–	–	–	–	–	–	(2,747)	–
Comprehensive loss	–	–	–	–	–	–	–	(8,531)	–
Issuances of common stock:									
Issuances under employee stock option plans (including tax benefits of $3,551)	421	–	7,599	–	–	–	–	–	7,599
Other common stock issuances	5,657	6	118,504	–	–	–	–	–	118,510
Distributions to former Sub S shareholders	–	–	–	(613)	–	–	–	–	(613)
Conversion of shareholder loans	1,037	1	30,391	–	–	–	–	–	30,392
Transaction costs paid directly by shareholders	–	–	1,070	–	–	–	–	–	1,070
Fractional shares paid in cash	–	–	(32)	–	–	–	–	–	(32)
Balance at December 31, 1999	49,363	49	302,455	(907)	(6,627)	–	–	–	294,970
Comprehensive loss:									
Net loss	–	–	–	(39,128)	–	–	–	(39,128)	(39,128)
Other comprehensive income (loss) – foreign currency translation adjustments:									
Continuing operations	–	–	–	–	763	–	–	763	763
Discontinued operations	–	–	–	–	–	–	–	(5,903)	–
Comprehensive loss	–	–	–	–	–	–	–	(44,268)	–
Issuances of common stock:									
Issuances under employee stock option plans (including tax benefits of $2,165)	241	1	7,770	–	–	–	(1,725)	–	6,046
Other common stock issuances	308	–	5,902	–	–	–	–	–	5,902
Treasury shares repurchased (2,436 shares)	–	–	–	–	–	(21,024)	–	–	(21,024)
Balance at December 31, 2000	49,912	50	316,127	(40,035)	(5,864)	(21,024)	(1,725)	–	247,529
Comprehensive loss:									
Net loss	–	–	–	(83,711)	–	–	–	(83,711)	(83,711)
Other comprehensive loss – foreign currency translation adjustments:									
Continuing operations	–	–	–	–	(521)	–	–	(521)	(521)
Discontinued operations	–	–	–	–	–	–	–	–	–
Comprehensive loss	–	–	–	–	–	–	–	(84,232)	–
Issuances of common stock:									
Issuances under employee stock option plans (including tax benefits of $694)	380	–	3,500	–	–	–	–	–	3,500
Other common stock issuances	915	1	499	–	–	–	798	–	1,298
Balance at December 31, 2001	51,207	$51	$320,126	$(123,746)	$(6,385)	$(21,024)	$(927)	$ –	$168,095

See accompanying Notes to Consolidated Financial Statements.

(In thousands)	2001	2000	1999
	Years Ended December 31,		
Cash flows from operating activities:			
Net loss	$(83,711)	$(39,128)	$(1,759)
Extraordinary item	1,581	–	–
Cumulative effect of accounting change	–	–	29,195
(Earnings) loss from discontinued operations	88,249	44,714	(7,806)
Earnings from continuing operations	6,119	5,586	19,630
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	19,897	22,203	17,564
Restricted stock compensation expense	240	247	–
Interest accrued on shareholder loans	–	–	860
Deferred compensation expense	(1,591)	950	783
Deferred income taxes, net of cumulative effect of accounting change	(3,120)	(4,475)	661
Changes in assets and liabilities, net of effects of acquisitions:			
Receivables	1,226	(4,658)	(36,403)
Prepaid expenses and other current assets	131	(828)	(800)
Other assets	(147)	(127)	927
Accounts payable and accrued expenses	1,818	7,497	(2,893)
Accrued payroll and related expenses	(952)	4,729	2,521
Other long-term liabilities	(715)	14	20
Net cash provided by operating activities	22,906	31,138	2,870
Cash flows from investing activities:			
Purchases of property and equipment	(5,758)	(8,169)	(17,567)
Proceeds from sales of certain discontinued operations	57,834	–	–
Acquisitions of businesses (net of cash acquired)	(7,279)	(40,000)	(33,343)
Net cash provided by (used in) investing activities	44,797	(48,169)	(50,910)
Cash flows from financing activities:			
Repayments of long-term bank debt	(153,361)	–	(93,732)
Proceeds from issuance of long-term bank debt	–	62,206	75,399
Proceeds from issuance of convertible notes, net of issuance costs	121,089	–	–
Proceeds from loans from shareholders	–	–	2,061
Acquisition costs paid directly by former Meridian and PRS shareholders	–	–	1,070
Payments for deferred loan costs	(2,817)	(650)	(249)
Net proceeds from common stock issuances	4,026	5,784	102,575
Distributions to former Sub S shareholders	–	–	(613)
Purchase of treasury shares	–	(21,024)	–
Net cash provided by (used in) financing activities	(31,063)	46,316	86,511
Net cash used in discontinued operations	(24,352)	(26,607)	(44,106)
Effect of exchange rates on cash and cash equivalents	73	(701)	(231)
Net change in cash and cash equivalents	12,361	1,977	(5,866)
Cash and cash equivalents at beginning of year	16,127	14,150	20,016
Cash and cash equivalents at end of year	$ 28,488	$ 16,127	$14,150
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 4,217	$ 3,410	$ 1,342
Cash paid (received) during the year for income taxes, net of refunds received	$ (404)	$ 10,673	$12,004
Supplemental disclosure of noncash investing and financing activities:			
In conjunction with acquisitions of businesses, the Company assumed liabilities as follows:			
Fair value of assets acquired	$ –	$40,000	$33,343
Cash paid for the acquisitions (net of cash acquired)	–	(40,000)	(33,343)
Fair value of shares issued for acquisitions	–	–	–
Liabilities assumed	$ –	$ –	$ –
Shareholder loans contributed to capital by former equity shareholders of Meridian	$ –	$ –	$30,391

See accompanying Notes to Consolidated Financial Statements.

Note 1 Summary of Significant Accounting Policies

(a) Description of Business and Basis of Presentation

Description of Business

The principal business of PRG-Schultz International, Inc. and subsidiaries (the "Company") is providing recovery audit services to large and mid-size businesses having numerous payment transactions with many vendors. These businesses include, but are not limited to:

- retailers such as discount, department, specialty, grocery, and drug stores;
- manufacturers of pharmaceuticals, consumer electronics, chemicals, aerospace, and medical products;
- wholesale distributors of computer components, food products, pharmaceuticals; and
- healthcare providers such as hospitals and health maintenance organizations.

The Company currently services clients in over 40 different countries.

Basis of Presentation

As indicated in Note (1)(d), the Company made the decision in the second quarter of 1999, to recognize revenue on all of its then-existing operations when it invoices clients for its fee, retroactive to January 1, 1999.

As indicated in Note 11, the Company acquired PRS International, Ltd. ("PRS") in August 1999. This acquisition was accounted for as a pooling-of-interests. Accordingly, the Company's previously reported consolidated financial statements for all prior periods have been retroactively restated, as required under accounting principles generally accepted in the United States of America, to include the accounts of PRS.

On July 20, 1999, the Company declared a 3-for-2 stock split effected in the form of a stock dividend for shareholders of record on August 2, 1999, payable on August 17, 1999. All share and per share amounts have been retroactively restated to give effect to the aforementioned stock split.

Certain reclassifications have been made to 2000 and 1999 amounts to conform to the presentation in 2001.

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(c) Discontinued Operations

Financial statements for all years presented have been reclassified to separately report results of discontinued operations from results of continuing operations (see Note 2). Disclosures included herein pertain to the Company's continuing operations unless otherwise noted.

(d) Revenue Recognition

Due to the Company's continuing and substantial expansion beyond its historical client base and original service offerings, as well as the administrative desirability of standardizing revenue recognition practices, the Company made the decision at the conclusion of the second quarter of 1999 to recognize revenue on all of its then-existing operations when it invoices clients for its fee. Accounting principles generally accepted in the United States of America required that this change be implemented retroactively to January 1, 1999. The Company had previously recognized revenue from services provided to its historical client base (consisting of retailers, wholesale distributors and governmental agencies) at the time overpayment claims were presented to and approved by its clients. In effecting this change, the Company has reported, as of January 1, 1999, a non-cash, after-tax charge of $29.2 million as the cumulative effect of a change in an accounting principle. The cumulative effect of the accounting change was derived as follows (in thousands):

Unbilled contract receivables at December 31, 1998, as adjusted	$69,432
Less: auditor payroll accrual at December 31, 1998 associated with unbilled contract receivables	(21,564)
Subtotal	47,868
Less: related income tax effect at 39.0%	(18,673)
Cumulative effect of accounting change	$29,195

During years ended December 31, 1998 and prior, the Company recognized revenues on services provided to its historical client base at the time overpayment claims were presented to and approved by its clients, as adjusted for estimated uncollectible claims. Estimated uncollectible claims were initially established, and subsequently adjusted, for each individual client based upon historical collection rates, types of claims identified, current industry conditions, and other factors which, in the opinion of management, deserved recognition. Under this submitted claims basis of revenue recognition, as applied to the Company's historical client base, the Company recorded revenues at estimated net realizable value without reserves. Accordingly, adjustments to uncollectible claim estimates were directly charged or credited to earnings, as appropriate.

The Company's revenue recognition policy was revised, effective January 1, 1999, as follows:

The Company's revenues are based on specific contracts with its clients. Such contracts generally specify (a) time periods covered by the audit, (b) nature and extent of audit services to be provided by the Company, (c) client's duties in assisting and cooperating with the Company, and (d) fees payable to the Company generally expressed as a specified percentage of the amounts recovered by the client resulting from liability overpayment claims identified.

In addition to contractual provisions, most clients also establish specific procedural guidelines which the Company must satisfy prior to submitting claims for client approval. These guidelines are unique to each client and impose specific requirements on the Company such as adherence to vendor interaction protocols, provision of advance written notification to vendors of forthcoming claims, securing written claim validity concurrence from designated client personnel and, in limited cases, securing written claim validity concurrence from the involved vendors. Approved claims are processed by clients and generally taken as credits against outstanding payables or future purchases from the vendors involved. The Company recognizes revenue on the invoice basis. Clients are invoiced for a contractually specified percentage of amounts recovered when it has been determined that they have received economic value (generally through credits taken against existing accounts payable due to the involved vendors or refund checks received from those vendors), and when the following criteria are met: (a) persuasive evidence of an arrangement exists; (b) services have been rendered; (c) the fee billed to the client is fixed or determinable and (d) collectibility is reasonably assured.

(e) Cash Equivalents

Cash equivalents at December 31, 2001, and 2000 included $21.1 million and $0.9 million, respectively, of temporary investments held at U.S. banks. At December 31, 2001, certain of the Company's subsidiaries held $0.4 million in temporary investments at banks in the United Kingdom.

From time to time, the Company invests excess cash in repurchase agreements with Bank of America, N.A., which are fully collateralized by United States of America Treasury Securities in the possession of such bank. The Company does not intend to take possession of collateral securities on future repurchase agreement transactions conducted with banking institutions of national standing. The Company does insist, however, that all such agreements provide for full collateralization using obligations of the United States of America having a current market value equivalent to or exceeding the repurchase agreement amount. No such repurchase agreements were outstanding at December 31, 2001 or 2000.

(f) Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (3 years for computer and other equipment and 5 years for furniture and fixtures). Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated life of the asset. Internally developed software is amortized over expected useful lives ranging from three to seven years.

(g) Direct Expenses

Direct expenses incurred during the course of accounts payable audits and other recovery audit services are expensed as incurred.

(h) Internal Use Computer Software

Internal use computer software is accounted for in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on a variety of issues relating to costs of internal use software including which of these costs should be capitalized and which should be expensed as incurred.

(i) Intangibles

Goodwill. Goodwill represents the excess of the purchase price over the estimated fair market value of net assets of acquired businesses. The Company has historically evaluated the unique relevant aspects of each individual acquisition when establishing an appropriate goodwill amortization period, and has amortized all goodwill amounts on a straight-line basis. Goodwill recorded as of December 31, 2001 was in the process of being amortized over periods ranging from seven to 25 years. The Company has historically assessed the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. This amount of goodwill impairment, if any, has been measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill is impacted if estimated future operating cash flows are not achieved. Effective January 1, 2002, the Company became subject to the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" as discussed in Note 1(o) below.

Noncompete Agreements. Noncompete agreements are recorded at cost and are amortized on a straight-line basis over the terms of the respective agreements.

Deferred Loan Costs. Deferred loan costs are recorded at cost and are amortized on a straight-line basis over the terms of the respective loan agreements.

(j) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k) Foreign Currency Translation

The local currency has been used as the functional currency in the countries in which the Company conducts business outside of the United States. The assets and liabilities denominated in foreign currency are translated into U.S. dollars at the current rates of exchange at the balance sheet date and revenues and expenses are translated at the average monthly exchange rates. The translation gains and losses are included as a separate component of shareholders' equity. Translation gains and losses included in results of operations are not material.

(l) Earnings Per Share

The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." Basic earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net earnings by the sum of (1) the weighted average number of shares of common stock outstanding during the period, (2) the dilutive effect of the assumed exercise of stock options using the treasury stock method, and (3) dilutive effect of other potentially dilutive securities including the Company's convertible subordinated note obligations.

(m) Employee Stock Options

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be measured on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123, "Accounting for Stock-Based Compensation," had been applied. The options granted generally vest and become fully exercisable on a ratable basis over four or five years of continued employment. The Company recognizes compensation expense on the straight line basis for compensatory stock awards with ratable vesting.

(n) Comprehensive Income

The Company applies the provisions of SFAS No. 130, "Reporting Comprehensive Income." This statement established rules for the reporting of comprehensive income and its components. Comprehensive income for the Company consists of net earnings (loss) and foreign currency translation adjustments, and is presented in the accompanying Consolidated Statements of Shareholders' Equity.

(o) New Accounting Standards

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all business combinations initiated prior to June 30, 2001, and completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet in order to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill as well as intangible assets with indefinite useful lives no longer be amortized, but instead these assets must be tested for impairment at least annually in accordance with the guidance set forth in SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

The Company adopted the provisions of SFAS No. 141 in July 2001 and adopted SFAS No. 142 effective January 1, 2002. Furthermore, any goodwill and any intangible assets determined to have an indefinite useful life that are acquired in a business combination completed after June 30, 2001, will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature.

Note 2 Discontinued Operations

In March 2001, the Company formalized a strategic realignment initiative designed to enhance the Company's financial position and clarify its investment and operating strategy by focusing primarily on its core Accounts Payable business. Under this strategic realignment initiative, the Company announced its intent to divest the following non-core businesses: Meridian VAT Reclaim ("Meridian") within the former Taxation Services segment, the Logistics Management Services segment, the Communications Services segment and the Ship and Debit ("Ship & Debit") division within the Accounts Payable Services segment. The Company disposed of its Logistics Management Services segment in October 2001. Additionally, in December 2001, the Company disposed of its French Taxation Services business which had been part of continuing operations until time of disposal.

The non-core businesses that were authorized to be divested are comprised of various acquisitions completed by the Company during the periods 1997 through 2000. The acquisition of Meridian was accounted for as a pooling-of-interests, in which the Company issued 6,114,375 unregistered shares of the Company's common stock. The other acquisitions which comprise the remainder of non-core businesses that were authorized to be divested and the French Taxation Services business were accounted for as purchases with collective consideration paid of $116.2 million in cash (including accrued business acquisition consideration at December 31, 2000) and 4,884,106 restricted, unregistered shares of the Company's common stock.

The Company's Consolidated Financial Statements have been reclassified to reflect Meridian, Logistics Management Services, Communications Services, Ship & Debit, and the French Taxation Services business as discontinued operations for all periods presented. Operating results of the discontinued operations are summarized below. The amounts exclude general corporate overhead previously allocated to Meridian, Logistics Management Services, Communications Services, and French Taxation Services for segment reporting purposes. The amounts include interest on debt and an allocation of the interest on the Company's general credit facility. Interest allocated to discontinued operations was $5.6 million, $4.8 million, and $3.3 million in 2001, 2000, and 1999, respectively.

Summarized financial information for the discontinued operations is as follows:

	Years Ended December 31,		
(In thousands)	2001	2000	1999
Revenues	$106,239	$122,829	$103,269

	December 31,	
(In thousands)	2001	2000
Current assets	$21,520	$ 74,574
Total assets	75,504	230,622
Current liabilities	39,664	62,672
Total liabilities	39,664	65,226
Accumulated other comprehensive loss	–	(8,373)
Net assets of discontinued operations	35,840	173,769

As required under accounting principles generally accepted in the United States of America, the Company has continually updated its assessment of the estimated gain (loss) on disposal from discontinued operations including operating results for the phase-out period, net of tax. Due to the negative impact of prevailing economic conditions and other factors on the anticipated collective net proceeds from selling the discontinued operations, the Company concluded during the third quarter of 2001, that there would be an estimated net loss of approximately $31.0 million upon disposal of the discontinued operations, which was recorded as an after-tax charge during that quarter. The $31.0 million after-tax charge is comprised of an adjustment to the net proceeds anticipated to be received upon the disposal of the discontinued operations, net losses from discontinued operations for the year ended December 31, 2001, and estimated net earnings (losses) from discontinued operations for the three months ending March 31, 2002. The $31.0 million after-tax charge includes the realized loss on the sale of Logistics (see Note 2(c)) and the loss on the closing of a unit within the Communications Services operations (see Note 2(e)). Additionally, in December 2001, the Company recognized a loss of $54.0 million on the sale of the French Taxation Services business (see Note 2(d)).

(a) Charges Taken in Discontinued Operations in 2000

During the fourth quarter of 2000, the Company recognized approximately $32.7 million of nonrecurring charges (including goodwill impairment charges) related to discontinued operations.

The Company determined that the net book value of goodwill recorded for certain of the discontinued operations exceeded the projected undiscounted future operating cash flows of those business units. Accordingly, the Company recognized a goodwill impairment charge of approximately $28.7 million to adjust the net book value of the goodwill to the sum of the projected discounted future operating cash flows.

Additionally, during the fourth quarter of 2000, the Company recognized charges of approximately $2.4 million related to the write-off of certain accounts receivable balances that were determined to be uncollectible, $0.9 million for employee termination benefits, $0.3 million related to the forgiveness of certain employee advances, $0.2 million in legal expenses, and $0.2 million in exit costs related to certain facilities.

(b) Revenue Recognition – Conversion to Cash Basis for Certain Discontinued Operations in 2000

In consideration of guidance issued by the Securities and Exchange Commission under Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), the Company changed its method of accounting for revenues for Meridian retroactively to January 1, 2000. Based upon guidance in SAB 101, the Company defers recognition of revenues to the accounting period when cash received from the foreign governments reimbursing value-added tax claims is transferred to Meridian's client. In 1999 and prior periods, under the prior method of accounting, revenues were recognized at the time refund claims containing all required documentation were filed with appropriate governmental agencies in those instances where historical refund disallowance rates could be accurately estimated. The Company has recorded a non-cash, after-tax charge as of January 1, 2000, of $24.1 million related to Meridian's cumulative effect of a change in an accounting principle as part of the loss from discontinued operations.

Additionally, in consideration of the guidance under SAB 101, the Company changed its method of accounting for revenues for Ship & Debit retroactively to January 1, 2000. Based upon this guidance, the Company defers recognition of revenues to the accounting period when cash is received by the client as a result of overpayment claims identified by Ship & Debit. In 1999 and prior periods, under the prior method of accounting, revenues were recognized at the time the Company invoiced clients for its fee. The Company has recorded a noncash, after-tax charge as of January 1, 2000, of $2.0 million related to Ship & Debit's cumulative effect of a change in accounting principle as part of the loss from discontinued operations.

(c) Sale of Discontinued Operations – Logistics in 2001

On October 30, 2001, the Company consummated the sale of its Logistics Management Services business to Platinum Equity, a firm specializing in acquiring and operating technology organizations and technology-enabled service companies worldwide. The transaction yielded initial gross sale proceeds, as adjusted, of approximately $9.5 million with up to an additional $3.0 million payable in the form of a revenue-based royalty over the next four years. This transaction resulted in an estimated loss on the sale of approximately $19.1 million which is included as part of the $31.0 million after-tax charge recorded by the Company during the third quarter of 2001.

(d) Sale of Discontinued Operations – French Taxation Services in 2001

On December 14, 2001, the Company consummated the sale of its French Taxation Services business, as well as certain notes payable due to the Company, to Chequers Capital, a Paris-based private equity firm. The transaction yielded gross sale proceeds of approximately $48.3 million. This transaction resulted in a loss on sale of approximately $54.0 million.

(e) Closing of a Unit within Communications Services Business in 2001

During the third quarter of 2001, the Company concluded that one of the units within the Communications Services business was no longer a viable operation. As such, the Company recognized a loss of approximately $5.1 million relative to this unit which was included as part of the $31.0 million after-tax charge recorded by the Company during that quarter.

(f) Certain Discontinued Operations Subsequently Retained in 2002

Meridian, the Communications Services business, and the Ship & Debit business were originally offered for sale in the first quarter of 2001. The Company has concluded that the current negative market conditions are not conducive to receiving terms acceptable to the Company for these businesses. As such, on January 24, 2002, the Company's Board of Directors approved a proposal to retain these three remaining discontinued operations. As a result, beginning in the first quarter of 2002, the financial results of these three businesses, Meridian, the Communications Services business, and the Ship & Debit business will be classified as part of the Company's continuing operations.

Selected pro forma unaudited consolidated information had these discontinued operations been classified as a component of continuing operations is as follows:

	Years Ended December 31,		
(In thousands)	2001	2000	1999
Revenues	$314,025	$302,080	$287,345
Operating income	17,206	18,322	35,274

Note 3 Related Party Transactions

Financial advisory and management services historically have been provided to the Company by two directors who are also shareholders of the Company. Such services by directors aggregated $69,000 in 2001, $39,000 in 2000, and $64,000 in 1999. The Company will continue to utilize the services provided by one director, and, as such, has agreed to pay that director a minimum of $72,000 in 2002 for financial advisory and management services.

As indicated in Note 2, the Company acquired Meridian in August 1999 in a transaction accounted for as a pooling-of-interests. Accordingly, the Company's previously reported consolidated financial statements for all periods presented (which are now included in discontinued operations) have been retroactively restated, as required under accounting principles generally accepted in the United States of America, to include the accounts of Meridian. Long-term loans due to Meridian's two principal shareholders, plus additional borrowings in 1999, were converted into equity at their estimated fair value during August 1999 concurrent with completion of the merger.

Note 4 Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2001, and 2000 include the following:

(In thousands)	December 31, 2001	December 31, 2000
Income taxes payable	$ 5,119	$ –
Insurance payables	2,631	2,128
Accrued disposition costs	3,465	–
Other accrued expenses	10,494	10,822
Accounts payable and accrued expenses	$21,709	$12,950

Note 5 Long-Term Bank Debt and Convertible Notes

(a) Long-Term Bank Debt

At December 31, 2000, the Company maintained a $200.0 million senior bank credit facility with interest tied to either the prime rate or LIBOR at the Company's option. On December 31, 2001, the Company retired the then-existing $200.0 million senior bank credit facility and replaced it with a three-year, $75.0 million senior bank credit facility. $55.0 million of the new facility has been syndicated between three banking institutions led by Bank of America, N.A. as agent for the group. The Company continues to work with Bank of America to syndicate the remaining $20.0 million of the credit facility. If syndication cannot be achieved on the remaining $20.0 million based on the terms and conditions of the current agreement, the terms and potentially the aggregate credit capacity of the facility may be modified to complete syndication.

Borrowings under the new $75.0 million senior bank credit facility are subject to limitations based upon the Company's eligible accounts receivable. The Company is not required to make principal payments under the credit facility until its maturity on December 31, 2004, unless the Company violates its debt covenants or unless other stipulated events, as defined in the credit facility agreement, occur including, but not limited to, the Company's outstanding facility borrowings exceeding the prescribed accounts receivable borrowing base. The credit facility is secured by substantially all assets of the Company and interest on borrowings is tied to either the prime rate or LIBOR at the Company's option. The credit facility requires a fee for committed, but unused credit capacity of .50% per annum. The credit facility contains customary covenants, including financial ratios. At December 31, 2001, the Company was in compliance with all such covenants. At December 31, 2001, there were no borrowings outstanding under the new $75.0 million senior bank credit facility. At December 31, 2000, the Company had principal outstanding under the then-existing $200.0 million senior bank credit facility of $153.4 million with a weighted average interest rate of 7.45%.

An extraordinary after-tax loss of $1.6 million was incurred as a result of the early termination of the $200.0 million senior credit facility on December 31, 2001, consisting of the write-off of $2.6 million in unamortized deferred loan costs, net of a tax benefit of $1.0 million.

(b) Convertible Notes

On November 26, 2001, the Company completed a $95.0 million offering of its 4¾% convertible subordinated notes due 2006. The Company issued an additional $15.0 million of the notes on December 3, 2001, and on December 4, 2001, the initial purchasers of the notes issued on November 26, 2001, purchased an additional $15.0 million of the notes to cover over allotments, bringing the aggregate amount issued to $125.0 million. The Company received net proceeds from the offering of approximately $121.1 million. The proceeds of the notes were used to pay down the Company's outstanding balance under its then-existing $200.0 million senior bank credit facility.

The notes are convertible into the Company's common stock at a conversion price of $7.74 per share which is equal to a conversion rate of 129.1990 shares per $1,000 principal amount of notes, subject to adjustment. The Company may redeem some or all of the notes at any time on, or, after November 26, 2004, at a redemption price of $1,000 per $1,000 principal amount of notes, plus accrued and unpaid interest. If prior to the redemption date, the closing price of the Company's common stock has exceeded 140% of the then conversion price for at least 20 trading days within a period of 30 consecutive days ending on the trading date and before the date of mailing of the optional redemption notice.

At December 31, 2001, the Company had convertible notes outstanding of $121.2 million, net of unamortized discount of $3.8 million.

(c) Standby Letter of Credit

On November 21, 2001, the Company entered into a Standby Letter of Credit ("Letter of Credit") with Bank of America, N.A. in the face amount of 2.3 million EUR. On December 31, 2001, the Letter of Credit was amended to increase the face amount to 3.0 million EUR. The current rate of the Letter of Credit was 2.75% at December 31, 2001. There were no borrowings outstanding under the Letter of Credit at December 31, 2001.

Note 6 Lease Commitments

The Company is committed under noncancelable operating lease arrangements for facilities and equipment. Rent expense for 2001, 2000, and 1999 was $6.5 million, $6.7 million, and $5.3 million, respectively. The future minimum annual lease payments under these leases by year are summarized as follows (in thousands):

Year Ending December 31,	
2002	$ 6,186
2003	1,965
2004	1,254
2005	762
2006	3
Thereafter	–
	$10,170

In February 2002, the Company entered into a lease to relocate the Company's principal executive offices. This lease is for approximately 120,000 square feet of office space in Atlanta, Georgia and expires in 2015. In conjunction with the planned relocation, the Company anticipates incurring approximately $5.0 million of additional costs in 2002, the majority of which will be related to future payment obligations for unexpired lease commitments on the Company's present executive offices. From 2003 through 2015, the Company will incur aggregate minimum lease expense for the new executive offices of approximately $38.3 million, or approximately $3.2 million per year. This lease expense is in addition to the lease commitments set forth in the preceding table in this Note 6.

Note 7 Income Taxes

Total income taxes for the years ended December 31, 2001, 2000, and 1999 were allocated as follows (in thousands):

	2001	2000	1999
Earnings from continuing operations	$ 4,808	$ 4,389	$13,642
Earnings (loss) from discontinued operations, including accounting change of $(1,268) in 2000	(1,732)	(10,217)	6,424
Loss on disposal from discontinued operations including operating results for phase-out period	(14,528)	–	–
Extraordinary item	(1,021)	–	–
Cumulative effect of accounting change	–	–	(18,673)
Shareholders' equity, for compensation expense for tax purposes in excess of financial purposes	(694)	(2,213)	(3,551)
	$(13,167)	$ (8,041)	$ (2,158)

Income taxes have been provided in accordance with SFAS No. 109, "Accounting for Income Taxes". Earnings before income taxes, discontinued operations, extraordinary item, and cumulative effect of accounting change for the years ended December 31, 2001, 2000, and 1999 relate to the following jurisdictions (in thousands):

	2001	2000	1999
United States	$11,412	$5,182	$31,873
Foreign	(485)	4,793	1,399
	$10,927	$9,975	$33,272

The provision for income taxes attributable to earnings from continuing operations for the years ended December 31, 2001, 2000 and 1999 consists of the following (in thousands):

	2001	2000	1999
Current:			
Federal	$ 8,246	$5,841	$10,871
State	55	275	1,059
Foreign	2,787	2,926	2,525
	11,088	9,042	14,455
Deferred:			
Federal	(5,764)	(3,489)	(80)
State	(585)	(613)	(222)
Foreign	69	(551)	(511)
	(6,280)	(4,653)	(813)
Total	$ 4,808	$4,389	$13,642

The following table summarizes the significant differences between the U.S. federal statutory tax rate and the Company's effective tax rate for earnings from continuing operations:

	2001	2000	1999
Statutory federal income tax rate	35%	35%	35%
Foreign loss providing no tax benefit	5	3	2
State income taxes, net of federal benefit	(8)	(4)	2
Nondeductible goodwill	6	5	1
Other, net	6	5	1
	44%	44%	41%

A summary of the components of deferred tax assets and liabilities as of December 31, 2001, and 2000 follows (in thousands):

	2001	2000
Deferred income tax assets:		
Accounts payable and accrued expenses	$ 34	$ 1,192
Accrued payroll and related expenses	6,066	6,840
Deferred compensation	1,582	2,204
Depreciation	2,319	1,585
Noncompete agreements	1,707	1,548
Bad debts	2,623	2,128
Realignment charges	513	1,016
Foreign operating loss carryforward of foreign subsidiary	2,296	1,621
Foreign tax credit carryforwards	3,275	394
Federal operating loss carryforward	11,720	–
State operating loss carryforwards	3,684	445
Other	5,209	–
Gross deferred tax assets	41,028	18,973
Less valuation allowance	(1,967)	(1,544)
Net deferred tax assets	39,061	17,429
Deferred income tax liabilities:		
Prepaid expenses	318	82
Goodwill	4,357	3,607
Capitalized software	1,794	1,856
Gross deferred tax liabilities	6,469	5,545
Net deferred tax assets	$32,592	$11,884

SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance, if it is more likely than not, and that some portion or all of a deferred tax asset will not be realized. The valuation allowance and the change therein as of December 31, 2001, and 2000, and for the three years ended December 31, 2001, relates to the tax benefit of certain foreign operating losses associated with the Company's foreign subsidiary in Singapore. No other valuation allowances were deemed necessary for any other deferred tax assets, since all deductible temporary differences are expected to be utilized primarily against reversals of taxable temporary differences and net operating loss carryforwards and foreign tax credit carryforwards are expected to be utilized through related future taxable and foreign source earnings.

As of December 31, 2001, the Company had net operating loss carryforwards amounting to $33.5 million, which will expire in 2021. Additionally, as of December 31, 2001, the Company currently had foreign income tax credit carryforwards amounting to $3.3 million which will expire in 2006. The Company expects to generate sufficient foreign-sourced income by implementing reasonable tax planning strategies to fully utilize the foreign income tax credit carryforwards. Appropriate U.S. and international taxes have been provided for earnings of subsidiary companies that are expected to be remitted to the parent company. As of December 31, 2001, the cumulative amount of unremitted earnings from the Company's international subsidiaries that is expected to be indefinitely reinvested was zero.

Note 8 Employee Benefit Plans

The Company maintains a 401(k) Plan in accordance with Section 401(k) of the Internal Revenue Code, which allows eligible participating employees to defer receipt of a portion of their compensation up to 15% and contribute such amount to one or more investment funds. Employee contributions are matched by the Company in a discretionary amount to be determined by the Company each plan year up to $1,750 per participant. The Company may also make additional discretionary contributions to the Plan as determined by the Company each plan year. Company matching funds and discretionary contributions vest at the rate of 20% each year beginning after the participants' first year of service. Company contributions for continuing and discontinued operations were approximately $1.3 million in 2001, $1.2 million in 2000, and $0.5 million in 1999.

The Company also maintains deferred compensation arrangements for certain key officers and executives. Total expense related to these deferred compensation arrangements was approximately $0.6 million, $0.9 million, and $0.8 million in 2001, 2000, and 1999, respectively.

Effective May 15, 1997, the Company established an employee stock purchase plan pursuant to Section 423 of the Internal Revenue Code of 1986, as amended. The plan covers 1,125,000 shares of the Company's common stock which may be authorized unissued shares, reacquired shares or shares bought on the open market. Through December 31, 2001, share certificates for 473,955 shares had been issued under the plan. The Company is not required to recognize compensation expense related to this plan.

Note 9 Shareholders' Equity

On January 8, 1999, the Company sold 4.1 million newly issued shares of its common stock and certain selling shareholders sold an additional 1.2 million outstanding shares in an underwritten follow-on offering. The offering was priced at $22.67 per share. The proceeds of the offering (net of underwriting discounts and commissions) were distributed by the underwriting syndicate on January 13, 1999. The net proceeds from the 4.1 million shares sold by the Company, combined with the net proceeds from an additional 286,500 shares subsequently sold by the Company in late January 1999 upon exercise by the underwriting syndicate of their over-allotment option, were applied to reduce outstanding borrowings under the Company's $200.0 million bank credit facility. Additionally, 501,000 shares were sold in late January 1999 by certain selling shareholders in connection with the over-allotment option. The Company received no proceeds from the sale of such shares.

On July 20, 1999, the Company declared a 3-for-2 stock split effected in the form of a stock dividend for shareholders of record on August 2, 1999, payable on August 17, 1999. All share and per share amounts have been retroactively restated to give effect to the aforementioned stock split.

On July 26, 2000, the Company's Board of Directors (the "Board") approved a share repurchase program. Under the share repurchase program, the Company could buy up to $40.0 million of its outstanding common stock.

On October 24, 2000, the Board approved an increase of $10.0 million to the share repurchase plan, bringing the total the Company is authorized to spend to repurchase shares of its outstanding common stock in the open market to $50.0 million. As of December 31, 2000, the Company had repurchased approximately 2.4 million shares under the program at a cost of approximately $21.0 million. The Company did not effect any share repurchases in 2001 due in part to a prohibition on such repurchases contained in a May 9, 2001 amendment to the Company's previous $200.0 million senior bank credit facility. As part of the Company's new $75.0 million senior bank credit facility, the Company is permitted to effect future repurchases of its common stock subject to prescribed financial covenant limitations.

On August 1, 2000, the Board authorized a shareholder protection plan designed to protect Company shareholders from coercive or unfair takeover techniques through the use of a Shareholder Protection Rights Agreement approved by the Board (the "Rights Plan"). The terms of the Rights Plan provide for a dividend of one right (collectively, the "Rights") to purchase a fraction of a share of participating preferred stock for each share owned. This dividend was declared for each share of common stock outstanding at the close of business on August 14, 2000. The Rights, which expire on August 14, 2010, may be exercised only if certain conditions are met, such as the acquisition (or the announcement of a tender offer the consummation of which would result in the acquisition) of 15% or more of the Company's common stock by a person or affiliated group. Issuance of the Rights does not affect the finances of the Company, interfere with the Company's operations or business plans or affect earnings per share. The dividend is not taxable to the Company or its shareholders and does not change the way in which the Company's shares may be traded. At a meeting of the Board on July 24, 2001, the Board appointed a special committee to review the Rights Plan and to report their recommendations for Company action on the Rights Plan to the board at the October 2001 meeting. At the October 2001 meeting, the special committee reported that in view of the significant change in ownership of the Company that would result from the pending acquisitions of Howard Schultz & Associates International, Inc. and affiliates, which closed in the first quarter of 2002, the advisability of modifying the rights Plan should be considered by a special committee comprised of members of the post-acquisition, reconstituted Board.

Effective July 31, 2000, in connection with the Rights Plan, the Board amended the Company's Articles of Incorporation to establish a new class of stock, the participating preferred stock. The Board authorized 500,000 shares of the participating preferred stock, none of which has been issued.

On August 14, 2000, the Company issued 286,000 restricted shares of its common stock to certain employees (the "Stock Awards"). Of the total restricted shares issued, 135,000 restricted shares were structured to vest on a ratable basis over five years of continued employment. The remaining 151,000 restricted shares were structured to vest at the end of five years of continued employment. At December 31, 2001, there were 10,000 shares of the restricted common stock vested and 150,000 shares of the restricted common stock had been forfeited by former employees. Until vested, the restricted stock is nontransferable. The holders of the restricted shares are entitled to all other rights as a shareholder. Over the life of the Stock Awards (as adjusted at December 31, 2001 to reflect forfeitures), the Company will recognize $1.3 million in compensation expense. For the years ended December 31, 2001 and 2000, the Company recognized $0.2 million and $0.1 million, respectively, of compensation expense related to the Stock Awards.

The Company has issued no preferred stock through December 31, 2001, and has no present intentions to issue any preferred stock, except for any potential issuance of participating preferred stock (500,000 shares authorized) pursuant to the Rights Plan. The Company's remaining, undesignated preferred stock (500,000 shares authorized) may be issued at any time or from time to time in one or more series with such designations, powers, preferences, rights, qualifications, limitations and restrictions (including dividend, conversion and voting rights) as may be determined by the Company's Board, without any further votes or action by the shareholders.

Note 10 Commitments and Contingencies

(a) Legal Proceedings

Beginning on June 6, 2000, three putative class action lawsuits were filed against the Company and certain of its present and former officers in the United States District Court for the Northern District of Georgia, Atlanta Division. These cases were subsequently consolidated into one proceeding styled: *In re Profit Recovery Group International, et seq. Inc. Sec. Litig.,* Civil Action File No. 1:00-CV-1416-CC (the "Securities Class Action Litigation"). On November 13, 2000, the Plaintiffs in these cases filed a Consolidated and Amended Complaint (the "Complaint"). In that Complaint, Plaintiffs allege that the Company, John M. Cook, Scott L. Colabuono, the Company's former Chief Financial Officer, and Michael A. Lustig, the Company's former Chief Operating Officer, (the "Defendants") violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by allegedly disseminating materially false and misleading information about a change in the Company's method of recognizing revenue and in connection with revenue reported for a division. Plaintiffs purport to bring this action on behalf of a putative class of persons who purchased the Company's stock between July 19, 1999 and July 26, 2000. Plaintiffs seek an unspecified amount of compensatory damages, payment of litigation fees and expenses, and equitable and/or injunctive relief. On January 24, 2001, Defendants filed a Motion to Dismiss the Complaint for failure to state a claim under the Private Securities Litigation Reform Act, 15 U.S.C. §78u- 4 *et seq.* The Court denied Defendant's Motion to Dismiss on June 5, 2001. Defendants served their Answer to Plaintiffs' Complaint on June 19, 2001. Discovery is in the early stages. The Company believes the alleged claims in this lawsuit are without merit and intends to defend this lawsuit vigorously. Due to the inherent uncertainties of the litigation process and the judicial system, the Company is unable to predict the outcome of this litigation. If the outcome of this litigation is adverse to the Company, it could have a material adverse effect on the Company's business, financial condition, and results of operations.

In the normal course of business, the Company is involved in and subject to other claims, contractual disputes and other uncertainties. Management, after reviewing with legal counsel all of these actions and proceedings, believes that the aggregate losses, if any, will not have a material adverse effect on the Company's financial position or results of operations.

(b) Acquisitions of Howard Schultz & Associates International, Inc. and Affiliates

On January 24, 2002, the Company acquired substantially all the assets and assumed certain liabilities of Howard Schultz & Associates International, Inc. ("HSA-Texas"), substantially all of the outstanding stock of HS&A International Pte Ltd. and all of the outstanding stock of Howard Schultz & Associates (Asia) Limited, Howard Schultz & Associates (Australia), Inc. and Howard Schultz & Associates (Canada), Inc., each an affiliated foreign operating company of HSA-Texas, pursuant to an amended and restated agreement and plan of reorganization by and among PRG-Schultz, HSA-Texas, Howard Schultz, Andrew H. Schultz and certain trusts dated December 11, 2001 (the "Asset Agreement") and an amended and restated agreement and plan of reorganization by and among PRG-Schultz, Howard Schultz, Andrew H. Schultz, Andrew H. Schultz Irrevocable Trust and Leslie Schultz dated December 11, 2001 (the "Stock Agreement"). HSA-Texas and affiliates are considered industry pioneers in providing recovery audit services, and the assets acquired will continue to be used for audit recovery services.

Pursuant to the Asset and Stock Agreements, the consideration paid for the assets of HSA-Texas and affiliates was 14,759,970 unregistered shares of the Company's common stock and the assumption of certain HSA-Texas liabilities, including aggregate net debt of approximately $65.7 million, a portion of which was repaid at closing. In addition, options to purchase approximately 1.1 million shares of the Company's common stock were issued in exchange for outstanding HSA-Texas options. The Company's available domestic cash balances and new $75.0 million senior bank credit facility were used to fund closing costs related to the HSA-Texas acquisitions and repay certain indebtedness of HSA-Texas.

Note 11 Acquisitions

On August 6, 1998, the Company acquired substantially all the assets and assumed certain liabilities of Loder, Drew & Associates, Inc. ("Loder Drew"), a California-based international recovery auditing firm primarily serving clients in the manufacturing, financial services and other nonretail sectors. The transaction was accounted for as a purchase with initial consideration of $70.0 million in cash and 1.2 million restricted, unregistered shares of the Company's common stock valued at $11.05 per share. Additionally, the prior owners of Loder Drew received further purchase price consideration in March 1999 of $30.0 million in cash based on the financial performance of Loder Drew for the nine month period ended December 31, 1998, and purchase price consideration of $40.0 million in cash in the first quarter of 2000 based on the financial performance of Loder Drew for the year ending December 31, 1999. This acquisition resulted in final goodwill at December 31, 1999 of $153.6 million which was assigned an amortization period of 25 years using the straight-line method.

On August 31, 1999, the Company acquired substantially all of the assets and assumed substantially all the liabilities of PRS International, Ltd. ("PRS"). PRS was a Texas-based recovery audit firm servicing primarily middle-market clients in a variety of industrial and commercial sectors. The transaction was accounted for as a pooling-of-interests with consideration of 1,113,043 unregistered shares of the Company's common stock.

The Consolidated Financial Statements for periods prior to the acquisition of PRS have been restated to include the accounts and results of operations of PRS. The results of operations previously reported by the separate enterprises and the combined amounts included in the accompanying Consolidated Financial Statements are summarized below:

	Six Months Ended June 30, 1999
	(Unaudited, in thousands)
Revenues:	
PRG-Schultz International, Inc.	$103,043
PRS International, Ltd.	9,606
Combined	$112,649
Net earnings (loss) from continuing operations:	
PRG-Schultz International, Inc.	$(23,539)
PRS International, Ltd.	870
Combined	$(22,669)

Note 12 Stock Option Plan

The Company's Stock Incentive Plan, as amended, has authorized the grant of options to purchase 10,875,000 shares of the Company's common stock to key employees, directors, consultants and advisors. The substantial majority of options granted through December 31, 2001, have 10-year terms and vest and become fully exercisable on a ratable basis over four or five years of continued employment.

Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999:

	2001	2000	1999
Risk-free interest rates	4.56%	5.12%	5.85%
Dividend yields	–	–	–
Volatility factor of expected market price	.889	.716	.533
Weighted-average expected life of option	6 years	6 years	6 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information for the years ended December 31, 2001, 2000, and 1999 for continuing and discontinued operations, combined, is as follows (in thousands, except for pro forma net earnings (loss) per share information):

	2001	2000	1999
Net earnings (loss) before extraordinary item, accounting change, and pro forma effect of compensation expense recognition provisions of SFAS No. 123	$(82,130)	$(39,128)	$27,436
Pro forma effect of compensation expense recognition provisions of SFAS No. 123	(4,875)	(4,679)	(6,146)
Pro forma net earnings (loss) before extraordinary item and accounting change	$(87,005)	$(43,807)	$21,290
Pro forma net earnings (loss) per share before extraordinary item and accounting change:			
Basic	$ (1.80)	$ (0.90)	$ 0.45
Diluted	$ (1.79)	$ (0.88)	$ 0.43

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	2001		2000		1999	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding – beginning of year	7,127,827	$14.79	7,133,026	$18.18	5,450,419	$13.13
Granted	1,440,000	7.82	2,981,690	14.21	2,344,775	27.94
Exercised	(379,660)	7.39	(240,649)	8.58	(420,413)	8.15
Forfeited	(2,212,558)	17.33	(2,746,240)	23.85	(241,755)	16.48
Outstanding – end of year	5,975,609	$12.64	7,127,827	$14.79	7,133,026	$18.18
Exercisable at end of year	3,158,893	$11.68	2,295,328	$11.42	1,448,711	$10.86
Weighted average fair value of options granted during year	$5.60		$9.58		$16.02	

The following table summarizes information about stock options outstanding at December 31, 2001:

				Exercisable	
Range of Exercise Prices	Number of Shares Subject to Option	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$ 3.53-$10.99	3,924,257	4.45 years	$ 7.96	2,141,400	$ 7.55
$11.00-$25.00	1,299,412	6.48 years	17.32	748,433	16.98
Over $25.00	751,940	7.85 years	29.00	269,060	29.80

The weighted average remaining contract life of options outstanding at December 31, 2001 was 5.32 years.

Note 13 Major Clients

During the years ended December 31, 2001 and 2000, the Company had one client, a mass merchandiser, that accounted for 12.1% and 10.1% of revenues from continuing operations, respectively. The Company did not have any clients who individually provided revenues in excess of 10% of total revenues during the year ended December 31, 1999.

Note 14 Operating Segments and Related Information

The Company has a single reportable operating segment consisting of Accounts Payable Services. Accounts Payable Services entails the review of client accounts payable disbursements to identify and recover overpayments. This operating segment includes Accounts Payable Services provided to retailers and wholesale distributors (the Company's historical client base) and Accounts Payable Services provided to various other types of business entities by the Company's Commercial Division. The Accounts Payable Services operations conduct business in North America, South America, Europe, Australia, Africa and Asia.

The following table presents revenues by country based upon the location of clients served (in thousands):

	2001	2000	1999
United States	$197,482	$194,124	$199,945
United Kingdom	25,174	25,506	19,912
Canada	15,585	13,358	12,212
Mexico	5,001	9,703	5,945
Brazil	3,391	2,146	169
France	2,895	2,305	2,649
Other	9,736	7,968	5,546
	$259,264	$255,110	$246,378

The following table presents long-lived assets by country based on location of the asset (in thousands):

	2001	2000
United States	$185,710	$191,548
Australia	2,565	3,080
United Kingdom	564	782
Canada	325	503
Mexico	368	471
Other	547	422
	$190,079	$196,806

Note 15 Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, receivables, accounts payable and accrued expenses, accrued business acquisition consideration and accrued payroll, and related expenses approximate fair value because of the short maturity of these instruments.

The fair value of each of the Company's long-term debt instruments is based on the amount of future cash flows associated with that instrument discounted using the Company's current borrowing rate for similar debt instruments of comparable maturity. The estimated fair value of the Company's long-term debt instruments at December 31, 2001 and 2000, was $122.1 million and $138.1 million, respectively, and the carrying value of the Company's long-term debt instruments at December 31, 2001 and 2000, was $121.2 million and $153.4 million, respectively.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Note 16 Earnings (Loss) Per Share

The following table sets forth the computations of basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999 (in thousands, except for earnings (loss) per share information):

	2001	2000	1999
Numerator:			
Earnings from continuing operations before discontinued operations, extraordinary item, and cumulative effect of accounting change	$ 6,119	$ 5,586	$19,630
Discontinued operations	(88,249)	(44,714)	7,806
Extraordinary item	(1,581)	–	–
Cumulative effect of accounting change	–	–	(29,195)
Net loss	$(83,711)	$(39,128)	$ (1,759)
Denominator:			
Denominator for basic earnings per share – weighted-average shares outstanding	48,298	48,871	47,498
Effect of dilutive securities:			
Shares issuable for acquisition earnout	–	201	–
Employee stock options	435	737	1,882
Denominator for diluted earnings	48,733	49,809	49,380
Basic earnings (loss) per share:			
Earnings from continuing operations before discontinued operations, extraordinary item, and cumulative effect of accounting change	$ 0.13	$ 0.11	$ 0.41
Discontinued operations	(1.83)	(0.91)	0.16
Extraordinary items	(0.03)	–	–
Cumulative effect of accounting change	–	–	(0.61)
Net loss	$ (1.73)	$ (0.80)	$ (0.04)
Diluted earnings (loss) per share:			
Earnings from continuing operations before discontinued operations, extraordinary item, and cumulative effect of accounting change	$ 0.12	$ 0.11	$ 0.40
Discontinued operations	(1.81)	(0.90)	0.15
Extraordinary item	(0.03)	–	–
Cumulative effect of accounting change	–	–	(0.59)
Net loss	$ (1.72)	$ (0.79)	$ (0.04)

In 2001 and 2000, 3.3 million and 5.7 million stock options, respectively, were excluded from the computation of diluted earnings per share due to their antidilutive effect. Additionally, in 2001, 1.5 million shares related to the convertible notes were excluded from the computation of diluted earnings per share due to their antidilutive effect.

Note 17 Business Acquisition and Restructuring Expenses

Business acquisition and restructuring expenses included in selling, general and administrative expense consisted of the following components (in thousands):

	Year Ended December 31, 1999
Acquisition-related expenses incurred by all parties in connection with the August 1999 acquisition of PRS	$ 948
Restructuring charge incurred in the fourth quarter of 1999 in connection with combining the operations of PRS with those of the Company's existing Accounts Payable Services commercial unit	1,059
	$2,007

The Company effected an acquisition of PRS which was completed in August 1999 and was accounted for as a pooling-of-interests. As required under accounting principles generally accepted in the United States of America governing pooling-of-interests accounting, acquisition-related expenses incurred by the Company, PRS, and the shareholders of PRS were aggregated and charged to current operations in 1999. These expenses of approximately $0.9 million consisted principally of investment banking fees, legal, and accounting fees. The Company combined the operations of PRS with its existing Accounts Payable Services commercial unit in the fourth quarter of 1999 and incurred a charge to operations of approximately $1.1 million to provide for certain employee severance payments and the costs of closing duplicative or unnecessary office facilities.

The following table sets forth selected consolidated financial data for the Company as of and for the five years ended December 31, 2001. Such historical consolidated financial data as of and for the five years ended December 31, 2001 have been derived from the Company's Consolidated Financial Statements and Notes thereto, which Consolidated Financial Statements as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been audited by KPMG LLP, independent auditors. The Consolidated Balance Sheets as of December 31, 2001 and 2000, and the related Consolidated Statements of Operations, Shareholders' Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2001, and the independent auditors' report thereon, which in 2000 and 1999 is based partially upon the report of other auditors and refers to a change in accounting for revenue recognition in 2000 and 1999, are included in this Annual Report. In March 2001, the Company formalized a strategic realignment initiative designed to enhance the Company's financial position and clarify its investment and operating strategy by focusing primarily on its core Accounts Payable business. Under this strategic realignment initiative, the Company announced its intent to divest the following non-core businesses: Meridian within the former Taxation Services segment, the Logistics Management Services segment, the Communications Services segment, and the Ship & Debit division within the Accounts Payable Services segment. Selected Consolidated Financial data for the Company have been reclassified to reflect Meridian, Logistics Management Services, Communications Services, and Ship & Debit as discontinued operations for all periods presented. In addition, in December of 2001, the executive committee of the Company's Board of Directors authorized the sale of the Company's French Taxation Services business. As a result of the foregoing, the French Taxation Services business has been classified as a discontinued operation and all historical financial information contained herein has been reclassified to remove this business from continuing operations. Selected Consolidated Financial data for the Company was retroactively restated, as required under accounting principles generally accepted in the United States of America, to include the accounts of Meridian and PRS International, Ltd., which were acquired in August 1999, and accounted for under the pooling-of-interests method. Further, the Company made the decision in the second quarter of 1999 to recognize revenue for all of its then-existing operations when it invoices clients for its fee retroactive to January 1, 1999. The Company had previously recognized revenue from services provided to its historical client base (consisting primarily of retailers, wholesale distributors, and governmental entities) at the time overpayment claims were presented to and approved by its clients. In accordance with the applicable requirements of accounting principles generally accepted in the United States of America, consolidated financial statements for periods prior to 1999 have not been restated. Due to accounting changes, certain financial statement amounts related to continuing operations for 1999 will not be directly comparable to corresponding amounts for 1998 and prior years, and certain financial statement amounts related to discontinued operations for 2001 and 2000 will not be directly comparable to corresponding amounts for 1999 and prior years. The data presented below should be read in conjunction with the Consolidated Financial Statements and Notes thereto, and other financial information appearing elsewhere in this Annual Report, including Management's Discussion and Analysis of Financial Condition and Results of Operations.

(In thousands, except per share data)	2001[11]	2000[10]	1999[2][8]	1998[1][3]	1997[1][4]
		Years Ended December 31,			
Statements of Operations Data:					
Revenues	$259,264	$255,110	$246,378	$180,903	$118,539
Cost of revenues	141,442	139,430	132,115	97,268	62,572
Selling, general and administrative expenses[5]	101,915	100,435	78,757	60,900	41,055
Operating income	15,907	15,245	35,506	22,735	14,912
Interest (expense), net	(4,980)	(5,270)	(2,234)	(403)	3
Earnings from continuing operations before income taxes, discontinued operations, extraordinary item, and cumulative effect of accounting change	10,927	9,975	33,272	22,332	14,915
Income taxes	4,808	4,389	13,642	8,263	5,519
Earnings from continuing operations before discontinued operations, extraordinary item, and cumulative effect of accounting change	6,119	5,586	19,630	14,069	9,396
Discontinued operations:					
Earnings (loss) from discontinued operations, net of income taxes[8]	(3,294)	(44,714)	7,806	565	(32)
Loss on disposal from discontinued operations, including operating results for phase-out period, net of income taxes	(84,955)	–	–	–	–
Earnings (loss) from discontinued operations	(88,249)	(44,714)	7,806	565	(32)
Earnings (loss) before extraordinary item and cumulative effect of accounting change	(82,130)	(39,128)	27,436	14,634	9,364
Extraordinary item	(1,581)	–	–	–	–
Earnings (loss) before cumulative effect of accounting change	(83,711)	(39,128)	27,436	14,634	9,364
Cumulative effect of accounting change	–	–	(29,195)	–	–
Net earnings (loss)	$ (83,711)	$ (39,128)	$ (1,759)	$ 14,634	$ 9,364
Cash dividends per share[9]	$ –	$ –	$ 0.01	$ 0.01	$ 0.01
Basic earnings (loss) per share:					
Earnings from continuing operations before discontinued operations, extraordinary item, and cumulative effect of accounting change	$ 0.13	$ 0.11	$ 0.41	$ 0.36	$ 0.28
Discontinued operations	(1.83)	(0.91)	0.16	0.01	–
Extraordinary item	(0.03)	–	–	–	–
Cumulative effect of accounting change	–	–	(0.61)	–	–
Net earnings (loss)	$ (1.73)	$ (0.80)	$ (0.04)	$ 0.37	$ 0.28
Diluted earnings (loss) per share:					
Earnings from continuing operations before discontinued operations, extraordinary item, and cumulative effect of accounting change	$ 0.12	$ 0.11	$ 0.40	$ 0.35	$ 0.27
Discontinued operations	(1.81)	(0.90)	0.15	0.01	–
Extraordinary item	(0.03)	–	–	–	–
Cumulative effect of accounting change	–	–	(0.59)	–	–
Net earnings (loss)	$ (1.72)	$ (0.79)	$ (0.04)	$ 0.36	$ 0.27

(In thousands)	2001[11]	2000[10]	1999[2][6]	1998[1][3][7]	1997[1][4]
		December 31,			
Balance Sheet Data:					
Cash and cash equivalents	$ 28,488	$ 16,127	$ 14,150	$ 20,016	$ 13,664
Working capital	93,971	208,308	177,072	85,592	55,172
Total assets	341,459	454,924	460,757	349,430	102,074
Long-term debt, excluding current installments and loans from shareholders	–	153,361	92,811	111,132	24,199
Convertible notes	121,166	–	–	–	–
Total shareholders' equity	168,095	247,529	294,970	143,828	45,537

(1) Selected consolidated financial data for the Company as of and for the two years ended December 31, 1998, as previously reported, have been retroactively restated, as required under accounting principles generally accepted in the United States of America, to include the accounts of Meridian VAT Corporation Limited and PRS International, Ltd., which were each acquired in August 1999 and accounted for under the pooling-of-interests method. See Notes 2 and 11 of Notes to Consolidated Financial Statements.

(2) During 1999, the Company completed six acquisitions accounted for as purchases consisting of Payment Technologies, Inc. (April), Invoice and Tariff Management Group, LLC (June), AP SA (October), Freight Rate Services, Inc. (December), Integrated Systems Consultants, Inc. (December), and minority interests in three subsidiaries of Meridian VAT Corporation Limited (December). See Note 2 of Notes to Consolidated Financial Statements.

(3) During 1998, the Company completed eight acquisitions accounted for as purchases consisting of Precision Data Link (March), The Medallion Group (June), Novexel S.A. (July), Loder, Drew & Associates, Inc. (August), Cost Recovery Professionals Pty Ltd (September), Robert Beck & Associates, Inc. and related businesses (October), IP Strategies SA (November), and Industrial Traffic Consultants, Inc. (December). See Notes 2 and 11 of Notes to Consolidated Financial Statements.

(4) During 1997, the Company completed four acquisitions accounted for as purchases consisting of Accounts Payable Recovery Services, Inc. (February), The Hale Group (May), 98.4% of Financière Alma, S.A. and its subsidiaries (October), and TradeCheck, LLC (November), and one acquisition accounted for as a pooling-of-interests, Shaps Group, Inc. (January). See Note 2 of Notes to Consolidated Financial Statements.

(5) Includes merger-related charges relating to businesses acquired under the pooling-of-interests accounting method and certain restructuring charges. See Note 17 of Notes to Consolidated Financial Statements.

(6) Balance Sheet Data as of December 31, 1999 reflect the receipt of $118.5 million in net proceeds from the Company's January 1999 follow-on public offering. See Note 9 of Notes to Consolidated Financial Statements.

(7) Balance Sheet Data as of December 31, 1998 reflect the receipt of $81.2 million in net proceeds from the Company's March 1998 follow-on public offering.

(8) In 2000 and 1999, the Company changed its method of accounting for revenue recognition. See Notes 2(b) and 1(d) of Notes to Consolidated Financial Statements.

(9) Cash dividends per share represent distributions to the shareholders of PRS International, Ltd.

(10) During 2000, the Company completed two acquisitions accounted for as purchases consisting of The Right Answer, Inc. (March) and TSL Services, Inc. (June). See Note 2 of Notes to Consolidated Financial Statements.

(11) During 2001, the Company completed the sale of its French Taxation Services business and Logistics Management Services segment at net losses of $54.0 million and $19.1 million, respectively.

Howard Schultz
Chairman of the Board

John M. Cook(1)
President/Chief Executive Officer

John M. Toma(1)
Vice Chairman

Arthur N. Budge, Jr.(2)
President and Chief Executive Officer,
Five States Energy Company

Stanley B. Cohen(1)(2)
President, SBC Financial Corporation

Jonathan Golden(1)(3)(4)
Partner, Arnall Golden Gregory LLP

Garth H. Greimann(2)
Managing Director, Berkshire Partners LLC

Fred W. I. Lachotzki(4)
Professor of Business Policy,
Nyenrode University,
The Netherlands Business School,
The Netherlands

Nathan A. Levine(3)
Chief Executive Officer, ETAN Industries

E. James Lowrey(2)
Retired; Former Executive Vice President –
Finance and Administration, SYSCO Corporation

Thomas S. Robertson(3)(4)
Dean, Goizueta Business School
at Emory University

Andrew H. Schultz
Executive Vice President

Jackie M. Ward(3)
Managing Director, Intec USA

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Nominating Committee

Howard Schultz
Chairman of the Board

John M. Cook
President/Chief Executive Officer

John M. Toma
Vice Chairman

Mark C. Perlberg
Executive Vice President/
Chief Operating Officer

Donald E. Ellis, Jr.
Executive Vice President/
Chief Financial Officer

Allison Aden
Senior Vice President – Finance/
Controller

Robert E. Balmat
President, Commercial Division

Robert V. Carlino
Executive Vice President,
U.S. Retail Operations

Randell Carr
Vice President,
International Business Development

Robert G. Kramer
Executive Vice President/
Chief Information Officer

Dominic J. Layden
Chief Executive Officer,
Meridian VAT Reclaim

Mac M. Martirossian
Executive Vice President,
Strategic Planning and Development

Jeffrey B. McConnell
Vice President,
Audit Development and Strategic Analysis

Clinton McKellar, Jr.
Senior Vice President,
General Counsel, and Secretary

Michael R. Melton
Senior Vice President,
Strategic Analysis

Marie A. Neff
Senior Vice President,
Human Resources

Bradley T. Roos
Senior Vice President,
Worldwide Sales and Marketing

Charles J. Schembri
Executive Vice President,
U.S. Retail Operations

Andrew H. Schultz
Executive Vice President

Robert J. Svec
President,
Communications Division (TSL)

Shareholder Services

Registered shareholders with questions concerning the transfer or registration of their shares may call Clinton McKellar, Jr., Corporate Secretary, at (770) 779-3900.

For prompt assistance on address changes, consolidation of duplicate accounts, or related matters, shareholders should contact First Union National Bank Corporate Trust Operations, 1525 West W.T. Harris Boulevard, Building 3C3, Charlotte, NC 28288-1153.

The Company's annual report to the Securities and Exchange Commission on Form 10-K is available without exhibits at no charge upon written request to Leslie H. Kratcoski at the address set forth below.

Financial Community Information

Inquiries from institutional investors, financial analysts, registered representatives, portfolio managers, and individual shareholders should be directed to:

Leslie H. Kratcoski
Vice President, Investor Relations

PRG-Schultz International, Inc.
2300 Windy Ridge Parkway
Suite100 North
Atlanta, GA 30339-8426
Phone (770) 779-3900
Web site: www.prgx.com

Registrar and Transfer Agent

First Union National Bank
Corporate Trust Operations
1525 West W.T. Harris Boulevard
Building 3C3
Charlotte, NC 28288-1153
Phone (800) 829-8432

Market Price Data Per Quarter

The Company's common stock is traded under the symbol "PRGX" on The Nasdaq National Market (Nasdaq). The Company has not paid cash dividends since its March 26, 1996 initial public offering and does not intend to pay cash dividends in the foreseeable future. Moreover, restrictive covenants included in the Company's bank credit facility specifically limit payment of cash dividends. Shareholder distributions reflected in the Company's Consolidated Statement of Shareholders' Equity for the year ended December 31, 1999, relate to the pre-acquisition operations of PRS International, Ltd., which the Company acquired in August 1999 and accounted for under the pooling-of-interests method. As of February 28, 2002, there were approximately 6,000 beneficial holders of the Company's common stock and 342 holders of record. The following table sets forth, for the quarters indicated, the range of high and low trading prices for the Company's common stock as reported by Nasdaq during 2001 and 2000.

	2001		2000	
	High	Low	High	Low
1st Qtr.	$ 7.67	$4.81	$34.38	$14.75
2nd Qtr.	14.00	4.88	20.56	13.00
3rd Qtr.	16.10	9.18	18.81	7.88
4th Qtr.	9.80	4.20	9.91	3.06

Independent Auditors

KPMG LLP
303 Peachtree Street, N.E.
Suite 2000
Atlanta, Georgia 30308

Statements made in this document that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These risks factors are detailed in our Securities and Exchange Commission filings, including the Company's Form 10-K filed March 15, 2002. The Company disclaims any obligation or duty to update or modify these forward-looking statements.

Designed and produced by Corporate Reports Inc./Atlanta

EXECUTIVE OPERATING TEAM



PICTURED ABOVE, FROM LEFT TO RIGHT: Mike Melton, Clint McKellar, Mark Perlberg, Brad Roos, Charlie Schembri, John Cook, Marie Neff, Jack Toma, Bob Carlino. PICTURED BELOW, FROM LEFT TO RIGHT: Bob Balmat, Jeff McConnell, Andy Schultz, Gene Ellis, Bob Kramer, Howard Schultz, Mac Martirossian, Allison Aden. NOT PICTURED: Randell Carr, Dominic Layden, Bob Svec.




PRG
Schultz
Answers beyond the numbers.

2300 Windy Ridge Parkway
Suite 100 North
Atlanta, GA 30339-8426
770-779-3900
www.prgx.com